                                                Filed Pursuant to Rule 424(b)(4)

                                                              File No. 333-69856
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 8, 2001)

                                 $4,000,000,000

                                     [LOGO]

                $1,000,000,000  5.50% NOTES, SERIES A, DUE 2006
                $1,500,000,000  6.45% NOTES, SERIES B, DUE 2011
                $1,500,000,000 7.375% NOTES, SERIES C, DUE 2031
                               -----------------

                   INTEREST PAYABLE ON MAY 15 AND NOVEMBER 15
                              -------------------

THE NOTES ARE UNSECURED AND WILL RANK EQUALLY WITH ALL OF OUR OTHER UNSECURED INDEBTEDNESS. THERE IS NO SINKING FUND FOR THE NOTES. WE MAY REDEEM SOME OR ALL OF THE NOTES FROM TIME TO TIME PRIOR TO THEIR MATURITY AT THE REDEMPTION PRICES MORE FULLY DESCRIBED IN THIS PROSPECTUS SUPPLEMENT. FOR A MORE DETAILED DESCRIPTION OF THE NOTES, SEE "DESCRIPTION OF THE NOTES" BEGINNING ON PAGE S-23.
                              -------------------

                                                                            UNDERWRITING
                                                        PRICE TO           DISCOUNTS AND          PROCEEDS TO
                                                       PUBLIC(1)            COMMISSIONS          FIRSTENERGY(1)
                                                       ---------           -------------         --------------
PER NOTE DUE 2006...............................        99.888%                .600%                99.288%
  TOTAL.........................................      $998,880,000           $6,000,000           $992,880,000
PER NOTE DUE 2011...............................        99.651%                .650%                99.001%
  TOTAL.........................................     $1,494,765,000          $9,750,000          $1,485,015,000
PER NOTE DUE 2031...............................        99.832%                .875%                98.957%
  TOTAL.........................................     $1,497,480,000         $13,125,000          $1,484,355,000

---------
     (1)  PLUS ACCRUED INTEREST, IF ANY, FROM NOVEMBER 15, 2001.
                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNDERWRITERS EXPECT TO DELIVER THE NOTES TO PURCHASERS IN REGISTERED BOOK-ENTRY FORM ONLY, THROUGH THE DEPOSITORY TRUST COMPANY, CLEARSTREAM, LUXEMBOURG OR EUROCLEAR, AS THE CASE MAY BE, ON NOVEMBER 15, 2001.
                              -------------------

                               JOINT BOOK-RUNNERS

BARCLAYS CAPITAL               MORGAN STANLEY               SALOMON SMITH BARNEY
                               -----------------

BANC ONE CAPITAL MARKETS, INC.
                              BNY CAPITAL MARKETS, INC.
                                                        JPMORGAN
                                                                   TD SECURITIES

NOVEMBER 8, 2001

                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT


                                                                                  Page
                                                                                  ----
ABOUT THIS PROSPECTUS SUPPLEMENT...................................................S-1
SUMMARY............................................................................S-2
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION.............................S-6
USE OF PROCEEDS....................................................................S-8
CAPITALIZATION.....................................................................S-8
UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION.......................S-9
DESCRIPTION OF THE NOTES..........................................................S-23
UNDERWRITERS......................................................................S-25

                                   PROSPECTUS

ABOUT THIS PROSPECTUS................................................................1
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS.................................1
FIRSTENERGY CORP.....................................................................2
USE OF PROCEEDS......................................................................3
RATIO OF EARNINGS TO FIXED CHARGES...................................................3
DESCRIPTION OF THE DEBT SECURITIES...................................................3
PLAN OF DISTRIBUTION................................................................16
LEGAL MATTERS.......................................................................17
EXPERTS.............................................................................17
WHERE YOU CAN FIND MORE INFORMATION.................................................17


                                  ------------

                        ABOUT THIS PROSPECTUS SUPPLEMENT

         This prospectus supplement and the attached prospectus contain information about our company and about the notes. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor any underwriter, agent or dealer has authorized anyone to provide you with information that is different. Neither we nor any underwriter, agent or dealer is making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

         When we refer to "FirstEnergy," "we," "us," or "our" in this prospectus supplement, we mean FirstEnergy Corp.

                                     SUMMARY

         THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THIS ENTIRE PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AS WELL AS THE DOCUMENTS INCORPORATED IN THE ACCOMPANYING PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION.

                                FIRSTENERGY CORP.

         FirstEnergy Corp. was organized under the laws of the State of Ohio in 1996 and became a holding company on November 8, 1997 in connection with the merger of Ohio Edison Company and Centerior Energy Corporation. On November 7, 2001, we merged with GPU, Inc. and became a registered holding company under the Public Utility Holding Company Act of 1935. Our principal business is the holding, directly or indirectly, of all of the outstanding common stock of our principal electric utility operating subsidiaries, Ohio Edison, The Cleveland Electric Illuminating Company, Pennsylvania Power Company, The Toledo Edison Company, American Transmission Systems, Inc., Jersey Central Power & Light Company, Pennsylvania Electric Company and Metropolitan Edison Company. Our consolidated revenues are primarily derived from electric service provided by our electric utility subsidiaries. We serve approximately 4.3 million customers with contiguous transmission systems across a combined service area of approximately 37,000 square miles in Ohio, Pennsylvania, New Jersey and New York.

         As of June 30, 2001, Ohio Edison, Cleveland Electric, Pennsylvania Power and Toledo Edison have 12,958 megawatts (MW) of generation capacity and related energy to meet customer needs. Pursuant to our corporate separation plan implemented under Ohio utility restructuring legislation, we transferred operational control of the non-nuclear generation assets of those operating subsidiaries to FirstEnergy Generation Corp. as of January 1, 2001. We expect that the transfer of ownership of those assets to FirstEnergy Generation will be completed by December 31, 2005, the end of the legislation's market development period.

         As a result of restructuring legislation in Pennsylvania and New Jersey, the GPU system had divested essentially all of its generation assets prior to the time we agreed to merge in August 2000. However, Pennsylvania and New Jersey restructuring orders require Jersey Central, Pennsylvania Electric and Metropolitan Edison, our operating subsidiaries formerly owned by GPU, to act as providers of last resort by supplying electricity to customers who do not choose an alternate supplier. This obligation continues, with a deferral mechanism, at least through July 2003 in New Jersey and through 2010, with a deferral mechanism through 2005, in Pennsylvania. As of June 30, 2001, these operating subsidiaries have 285 MW of generation capacity and related energy to meet customer needs and have contracts with non-utility generators totaling 1,595 MW and agreements with other parties to provide varying amounts of capacity through May 31, 2004. In addition, they have purchased all of the capacity and energy of their previously owned Three Mile Island Unit 1 and Oyster Creek nuclear generating stations through December 31, 2001 and March 31, 2003, respectively, and have a right to 3,970 MW of capacity through May 31, 2002, associated with generating stations they sold in 1999. These operating subsidiaries will meet their remaining capacity and energy needs through short- to intermediate-term commitments of one month to three years and through the spot market. Payments pursuant to these arrangements, which include firm commitments as well as certain assumptions regarding, among other things, call/put arrangements, are estimated to be $839 million for the remainder of 2001, $708 million in 2002, $79 million in 2003, and $5 million in 2004.

         Our principal executive office is located at 76 South Main Street, Akron, Ohio 44308-1890. Our telephone number is (330) 384-5100.

                             RECENT DEVELOPMENTS

         On November 7, 2001, we completed our merger with GPU, Inc., in which 50% of the outstanding common stock of GPU was exchanged for shares of our common stock, using a ratio of 1.2318 shares of our common stock per GPU share. The remaining 50% of the outstanding common stock of GPU was converted into $36.50 in cash per GPU share. On a pro forma basis, our combined 2001 revenues and net income for the six-month period ended June 30, 2001 would have been $6.2 billion and $334 million, respectively. Our total assets as of June 30, 2001 would have been $35.1 billion on a pro forma basis.

         Prior to the merger, GPU filed annual, quarterly and other reports and information with the SEC. The accompanying prospectus incorporates by reference the most recent annual, quarterly and current reports filed by GPU with the SEC. See the section of the accompanying prospectus entitled "WHERE YOU CAN FIND MORE INFORMATION."

         On October 18, 2001, FirstEnergy and UtiliCorp United announced that UtiliCorp and its financial partner made an offer to us to purchase
GPU's wholly-owned Avon Energy Partners Holdings subsidiary, the holding company for Midlands Electricity plc, for a total purchase price of $2.1 billion, including the assumption of approximately $1.7 billion of debt. We accepted the offer upon completion of the GPU merger. Completion of the sale is subject to the receipt by all parties of the required regulatory approvals.

                               THE OFFERING




Offered securities......................      $1,000,000,000 principal amount of 5.50% Notes, Series A, Due 2006.

                                              $1,500,000,000 principal amount of 6.45% Notes, Series B, Due 2011.

                                              $1,500,000,000 principal amount of 7.375% Notes, Series C, Due 2031.


Ranking.................................      The notes will be unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.


Maturity................................      The Series A notes will mature on November 15, 2006.

                                              The Series B notes will mature on November 15, 2011.

                                              The Series C notes will mature on November 15, 2031.


                                       S-3

Use of proceeds.........................      We intend to use the proceeds from
                                              the sale of the notes to repay
                                              short-term borrowings under a bank
                                              bridge loan, the proceeds of which
                                              were used to fund the cash portion
                                              of the consideration paid by us in
                                              our merger with GPU and to repay
                                              certain other short-term
                                              indebtedness. See "USE OF
                                              PROCEEDS" below.


Interest rate...........................      5.50% per annum for the Series A notes.

                                              6.45% per annum for the Series B notes.

                                              7.375% per annum for the Series C notes.


Interest payment dates..................      May 15 and November 15 of each year, beginning May 15, 2002.


Optional redemption.....................      We may redeem some or all of the
                                              notes from time to time prior to
                                              their maturity at the redemption
                                              prices more fully described below
                                              under the heading "DESCRIPTION OF
                                              THE NOTES--Optional Redemption."


Form of securities......................      Each series of notes will be
                                              represented by one or more fully
                                              registered global securities that
                                              will be deposited with and
                                              registered in the name of The
                                              Depository Trust Company, New
                                              York, New York, or its nominee.
                                              This means that you will not
                                              receive a certificate for your
                                              notes. Instead, beneficial
                                              interests in the global securities
                                              will be represented through
                                              book-entry accounts of financial
                                              institutions. You may hold an
                                              interest in the global notes
                                              through The Depository Trust
                                              Company, Clearstream, Luxembourg
                                              or Euroclear Bank, as operator of
                                              the Euroclear System, directly as
                                              a participant of any such system
                                              or indirectly through
                                              organizations which are
                                              participants in such systems. We
                                              will issue the notes only in
                                              registered form in denominations
                                              of $1,000 and multiples thereof.
                                              See "DESCRIPTION OF THE DEBT
                                              SECURITIES--Book-entry, Delivery
                                              and Form" and "--Global Clearance
                                              and Settlement Procedures" in the
                                              accompanying prospectus.

                                        S-4

Certain Covenants......................       The indenture governing the notes
                                              contains covenants that limit our
                                              ability to:

                                              -    incur liens on our property
                                                   or assets to secure debt, and

                                              -    merge or consolidate with
                                                   another company or convey,
                                                   sell, or otherwise transfer
                                                   our properties and assets
                                                   substantially as an entirety.

                                              See "DESCRIPTION OF THE DEBT
                                              SECURITIES--Limitation on Liens"
                                              and "-- Consolidation, Merger,
                                              Conveyance, Sale or Transfer" in
                                              the accompanying prospectus.


             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

FIRSTENERGY--SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

         We present below selected historical consolidated financial data for each of the five fiscal years ended December 31, 2000, which have been derived from our audited consolidated financial statements, and selected historical consolidated financial data for the six months ended June 30, 2001 and June 30, 2000, which have been derived from our unaudited consolidated financial statements.

         Due to the effect of seasonal fluctuations and other factors affecting our operations, our financial results for the six-month period ended June 30, 2001 are not necessarily indicative of what our financial results will be for the year ending December 31, 2001. You should read the information set forth below in conjunction with our audited and unaudited consolidated financial statements included in our filings with the SEC that are incorporated by reference in the accompanying prospectus.

         The information in the table below does not reflect the combined consolidated position of FirstEnergy and GPU. See "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION."




                                                    (UNAUDITED)
                                                   AT OR FOR THE
                                                  SIX MONTHS ENDED                         AT OR FOR THE
                                                      JUNE 30,                       YEARS ENDED DECEMBER 31,
                                             --------------------     -------------------------------------------------------
                                              2001(a)       2000        2000        1999       1998(b)    1997(c)      1996
                                             --------     -------     -------     -------     --------    -------     -------
                                                                           ($ in Millions)

Revenues ................................     $ 3,790     $ 3,310     $ 7,029     $ 6,320     $ 5,875     $ 2,961     $ 2,522
   Depreciation and amortization ........         434         427         934         938         759         475         383
   Other operating expenses .............       2,653       2,145       4,590       3,847       3,770       1,663       1,370
   Net interest .........................         247         269         529         572         601         309         265
   Income taxes .........................         204         193         377         395         304         208         201
Income before accounting change and
   extraordinary item ...................         252         276         599         568         441         306         303
Net income ..............................         244         276         599         568         411         306         303
Total assets ............................      18,138      18,101      17,941      18,224      18,192      18,261       9,219
 Preferred stock not subject to mandatory
   redemption ...........................         649         649         649         649         660         660         212
 Preferred stock subject to mandatory
   redemption ...........................          40         124          41         136         175         215          35
 Subsidiary-obligated mandatorily
   redeemable preferred securities ......         120         120         120         120         120         120         120
 Long-term debt .........................       5,792       5,966       5,742       6,001       6,352       6,970       2,713


----------
(a) Our 2001 results included an after-tax charge of $8 million, representing the cumulative effect of a change in accounting principle relating to the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

(b) Our 1998 results included an extraordinary loss of $30 million, net of tax, resulting from a Pennsylvania Public Utility Commission decision essentially deregulating the generation business of our subsidiary Pennsylvania Power Company.

(c) Our 1997 results included the 1997 results of operations of The Cleveland Electric Illuminating Company and The Toledo Edison Company, the former Centerior Energy Corporation subsidiaries, for the period November 8, 1997 through December 31, 1997, due to the merger of Ohio Edison Company and Centerior Energy on November 8, 1997, which created FirstEnergy. Our 1997 results also included a nonrecurring net of tax charge of $34 million, primarily resulting from merger-related staffing reductions.

GPU--SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

         We present below selected historical consolidated financial data for each of the five fiscal years ended December 31, 2000, which have been derived from GPU's audited consolidated financial statements, and selected historical consolidated financial data for the six months ended June 30, 2001 and June 30, 2000, which have been derived from GPU's unaudited consolidated financial statements.

         Due to the effect of seasonal fluctuations and other factors affecting GPU's operations, GPU's financial results for the six-month period ended June 30, 2001 are not necessarily indicative of what GPU's financial results will be for the year ending December 31, 2001. You should read the information set forth below in conjunction with the audited and unaudited consolidated financial statements of GPU included in its filings with the SEC that are incorporated by reference in the accompanying prospectus.

         The information in the table below does not reflect the combined consolidated position of FirstEnergy and GPU. See "UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION."


                                                  (UNAUDITED)
                                                AT OR FOR THE
                                                SIX MONTHS ENDED                         AT OR FOR THE
                                                     JUNE 30,                       YEARS ENDED DECEMBER 31,
                                              -------------------    ----------------------------------------------------
                                               2001(a)    2000(b)     2000(c)    1999(d)    1998(e)   1997(f)     1996(g)
                                              --------   --------    --------   --------   --------   -------    --------
                                                                              ($ in Millions)

Revenues ..................................   $  2,740   $  2,530    $  5,399   $  4,977   $  4,249   $  4,143   $  3,971
   Depreciation and amortization ..........        269        264         548        543        522        468        408
   Other operating expenses ...............      1,845      1,545       3,429      3,063      2,611      2,447      2,530
   Net interest ...........................        244        285         550        482        389        319        270
   Income taxes ...........................        112         49         177        240        240        194        167
Income (loss) before extraordinary item ...        156        (80)        234        459        386        335        298
Net income (loss) .........................        156        (80)        234        459        360        335        298
Total assets ..............................     19,110     20,459      19,253     21,698     16,288     12,823     10,851
Preferred stock not subject to mandatory
   redemption .............................         13         13          13         13         66         66         66
Preferred stock subject to mandatory
   redemption .............................         49         51          52         73         87         92        114
Subsidiary-obligated mandatorily redeemable
   preferred securities ...................        125        125         125        125        330        330        330
Trust preferred securities ................        200        200         200        200          -          -          -
Long-term debt ............................      4,264      4,897       3,919      5,263      3,829      4,329      3,184

----------
(a) In the first half of 2001, GPU's results included a net of tax charge of $11 million for costs related to enhanced voluntary retirement programs offered to certain bargaining unit employees in Pennsylvania and a net of tax charge of $9 million for costs related to the termination of an energy contract with a wholesale customer of GPU's subsidiary, Pennsylvania Electric. These losses were partially offset by a net of tax gain of $12 million that resulted from the sale of the Midlands Electricity plc Humber generating station in the United Kingdom.
(b) In the second quarter of 2000, GPU's results included a loss on the sale of GPU's Australian PowerNet transmission business of $295 million, net of tax.
(c) In 2000, GPU's results included a net of tax loss of $277 million that resulted from the sale of GPU's Australian PowerNet transmission business. This was partially offset by a net of tax gain of $89 million that resulted from the sale of the GPU International business; a net of tax gain of $41 million resulting from the Pennsylvania Public Utility Commission Phase II restructuring orders applicable to Metropolitan Edison's and Pennsylvania Electric's generation asset divestiture; a net of tax gain of $26 million related primarily to a restructured power purchase agreement between a GPU independent power project and another utility; and a net of tax gain of $16 million for the elimination of deferred taxes and realization of an investment tax credit related to the sale of Jersey Central's Oyster Creek nuclear generating plant.
(d) In 1999, GPU's results reflected a nonrecurring charge of $68 million, net of tax, resulting from a New Jersey Board of Public Utilities restructuring order applicable to GPU's subsidiary, Jersey Central. This was partially offset by net of tax gains of $36 million and $7 million from the sale of substantially all of (i) the electric generating facilities of GPU's subsidiaries, Jersey Central, Metropolitan Edison and Pennsylvania Electric, and (ii) the supply business of GPU's subsidiary Midlands Electricity plc, respectively.
(e) In 1998, GPU's results included an extraordinary loss of $26 million, net of tax, and a nonrecurring net of tax charge of $40 million that resulted from Pennsylvania Public Utility Commission restructuring orders applicable to Metropolitan Edison and Pennsylvania Electric and the establishment of a sustainable energy fund.
(f) In 1997, GPU's results reflected a nonrecurring net of tax charge of $109 million for a windfall profits tax imposed on privatized utilities, including Midlands, by the government of the United Kingdom.
(g) In 1996, GPU's results reflected a nonrecurring net of tax charge of $75 million for enhanced voluntary retirement program costs.

                                 USE OF PROCEEDS

         We intend to use the net proceeds from the sale of the notes to repay short-term borrowings under a bank bridge loan, the proceeds of which were used as follows:


     - to pay approximately $2.2 billion in cash consideration to holders of GPU common stock upon consummation of our merger with GPU;


     - to repay approximately $1.5 billion of short-term indebtedness of GPU and its subsidiaries outstanding immediately prior to the consummation of the merger; and


     -   to repay approximately $0.3 billion of our short-term indebtedness.

Amounts outstanding under the bridge loan must be repaid by October 1, 2002, and carry an initial interest rate of LIBOR plus 1.250% per annum. We may also use any remaining net proceeds for general corporate purposes.


                                 CAPITALIZATION

         The following table shows our currently payable long-term debt and preferred stock, short-term debt and capitalization (1) on an actual basis, (2) on a consolidated pro forma basis to reflect our pending merger with GPU and (3) on a consolidated pro forma basis to reflect the merger as adjusted to reflect this offering and the use of the proceeds from this offering as set forth under "USE OF PROCEEDS". This table should be read in conjunction with our and GPU's consolidated financial statements and related notes for the six months ended June 30, 2001, incorporated by reference in the accompanying prospectus and the unaudited pro forma combined condensed financial information included in this prospectus supplement. See "WHERE YOU CAN FIND MORE INFORMATION."


                                                                                  AS OF JUNE 30, 2001
                                                                      --------------------------------------------
                                                                                     INITIAL        PRO FORMA FOR
                                                                                    PRO FORMA         MERGER AND
                                                                       ACTUAL      FOR MERGER(a)       OFFERING
                                                                      --------     -------------    -------------
                                                                                     ($ IN MILLIONS)
Currently payable long-term debt and preferred stock ............     $    639        $    971          $    971
Short-term debt .................................................          758           4,879               879

Capitalization:
   Long-term debt ...............................................     $  5,792        $  7,918          $ 11,918
   Preferred stock of consolidated subsidiaries .................          689             752               752
   Subsidiary-obligated mandatorily redeemable preferred
     securities of subsidiary trust holding solely subsidiary
     subordinated debentures ....................................          120             245               245
   Trust preferred securities ...................................           --             200               200
   Common shareholders' equity ..................................        4,694           7,288             7,288
                                                                      --------        --------          --------

       Total capitalization .....................................     $ 11,295        $ 16,403          $ 20,403
                                                                      ========        ========          ========

-------
(a) Short-term and long-term debt amounts reflect the initial financing of the merger with a short-term bridge loan which will be replaced with the notes. See "USE OF PROCEEDS" above.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

         The unaudited pro forma combined condensed balance sheet as of June 30, 2001 and the unaudited pro forma combined condensed statements of income for the six month periods ended June 30, 2001 and 2000, and for the year ended December 31, 2000, combine the historical information of FirstEnergy and GPU to give effect to our merger, including the related financings. The unaudited pro forma combined condensed financial statements have been prepared to reflect the merger under the purchase method of accounting where FirstEnergy is acquiring GPU. Under the purchase method of accounting, tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their estimated fair values. The excess of the purchase price, including estimated fees and expenses related to the merger, over the net assets acquired, is classified as goodwill on the accompanying unaudited pro forma combined condensed balance sheet. The estimated fair values and useful lives of assets acquired and liabilities assumed, which were utilized in the calculation of goodwill, are subject to final valuation adjustments in accordance with accounting principles generally accepted in the United States.

         The unaudited pro forma financial statements do not reflect any anticipated cost savings that FirstEnergy may be able to achieve from the elimination of duplicate corporate and administrative programs in connection with the merger or from operating efficiencies that may result from the merger. The pro forma adjustments and the merger are reflected in the unaudited combined condensed pro forma balance sheet as if the merger occurred on June 30, 2001. The unaudited pro forma combined condensed statements of income for the six month periods ended June 30, 2001 and 2000, and for the year ended December 31, 2000, assume that this transaction was completed on January 1, 2000.

         The unaudited pro forma combined condensed financial statements assume that 50% of the outstanding GPU common shares were exchanged for cash consideration of $36.50 per share and 50% of the outstanding GPU common shares were each exchanged for 1.2318 shares of FirstEnergy common stock. With a November 7, 2001 merger effective date, the 20-day trading period used to determine the exchange ratio in accordance with the merger agreement ended on October 29, 2001 and resulted in an average closing price for FirstEnergy's common stock of $35.67, which is higher than the average closing price range of $24.2438 to $29.6313 stated in the merger agreement, and therefore, in accordance with the merger agreement, fixed the exchange ratio at 1.2318.

         The following unaudited pro forma financial statements are for illustrative purposes only. They are not necessarily indicative of the financial position or operating results that would have occurred had the merger been completed on January 1, 2000 or June 30, 2001, as assumed above, nor is the information necessarily indicative of future financial position or operating results. Results of operations and financial position in the first year after completion of the merger could differ significantly from the unaudited pro forma combined condensed financial statements, which are based on historical operations. Future operations will be affected by various factors including operating performance, energy market developments and other matters.

                                FIRSTENERGY CORP.
              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                  JUNE 30, 2001
                                  (IN MILLIONS)


                                                                               MERGER        PENDING         MERGER
                                                                              PRO FORMA    DIVESTITURES    PRO FORMA
                                             FIRSTENERGY         GPU         ADJUSTMENTS     (NOTE 5)       COMBINED
                                             -----------       --------      -----------   ------------    ---------
ASSETS:
Current assets ...........................    $  1,643         $  2,254        $ --         $   (469)       $  3,428
Property, plant and equipment ............       7,605            7,168        (629)(3a)      (2,051)         12,093
Investments ..............................       2,778            1,346         (87)(3a)        (263)          4,025
                                                                                251(3d)
Regulatory assets ........................       3,568            4,324        (271)(3f)                       7,621
Intangible assets ........................          --              119          10(3b)                          129
Goodwill .................................       2,062            1,744       4,123(3b)         (775)          5,410
                                                                             (1,744)(3b)
Accumulated deferred income taxes ........          --            1,817          90(3i)          (31)          1,739
                                                                               (137)(3a)
Other assets .............................         482              338         (34)(3b)        (115)            671
                                              --------         --------    --------         --------        --------
  Total Assets ...........................    $ 18,138         $ 19,110    $  1,572         $ (3,704)       $ 35,116
                                              ========         ========    ========         ========        ========

CAPITALIZATION AND LIABILITIES:
Currently payable long-term debt
  and preferred stock ....................    $    639         $    622    $     --         $   (290)       $    971
Short-term debt ..........................         758            1,938      (1,514)(3h)          --           1,182
Current liabilities ......................       1,173            1,245          16(3b)         (575)          2,000
                                                                                134(3c)
                                                                                  7(3f)
Accumulated deferred income taxes ........       2,000            3,210        (111)(3i)        (615)          4,484
Accumulated deferred investment tax
  credits ................................         232               42          --                              274
Other liabilities ........................       2,041            3,953           4(3b)           (3)          6,105
                                                                                110(3d)
                                              --------         --------    --------         --------        --------
  Total Liabilities: .....................       6,843           11,010      (1,354)          (1,483)         15,016
                                              --------         --------    --------         --------        --------

Common shareholders' equity:
Common stock and other paid-in
  capital ................................       3,544              991       2,594(3e)                        6,138
                                                                              (991)(3e)
Retained earnings and other
  comprehensive loss .....................       1,253            2,458      (2,458)(3b)                       1,253
Unallocated ESOP common shares ...........        (103)              --          --                             (103)
                                              --------         --------    --------                          --------
  Total common shareholders' equity.......       4,694            3,449        (855)                           7,288
Preferred stock of consolidated
  subsidiaries:
  Not subject to mandatory redemption.....         649               13          --                              662
  Subject to mandatory redemption.........          40               49           1(3a)                           90
Subsidiary-obligated mandatorily
  redeemable preferred securities of
  subsidiary trust holding solely
  subsidiary subordinated debentures .....         120              125          --                              245
Trust preferred securities ...............          --              200          --                              200
Long-term debt ...........................       5,792            4,264          83(3a)       (2,221)         11,615
                                                                              2,183(3h)
                                                                              1,514(3h)
                                              --------         --------    --------         --------        --------
  Total Capitalization ...................      11,295            8,100       2,926           (2,221)         20,100
                                              --------         --------    --------         --------        --------

  Total Capitalization and
    Liabilities...........................    $ 18,138         $ 19,110    $  1,572         $ (3,704)       $ 35,116
                                              ========         ========    ========         ========        ========

   See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                                FIRSTENERGY CORP.
           UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                         SIX MONTHS ENDED JUNE 30, 2001
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)



                                                             GPU
                                                          PRIOR TO           MERGER           PENDING         MERGER
                                                           MERGER          PRO FORMA        DIVESTITURES    PRO FORMA
                                          FIRSTENERGY     PRO FORMA       ADJUSTMENTS        (NOTE 5)        COMBINED
                                          -----------     ---------       -----------       -------------   ----------
REVENUES:
Electric utilities .....................    $ 2,572         $ 2,252            $--            $  (229)       $ 4,595
Other ..................................      1,218             470             --                (79)         1,609
                                            -------         -------        -------            -------        -------
  Total revenues........................      3,790           2,722             --               (308)         6,204
                                            -------         -------        -------            -------        -------
EXPENSES:
  Fuel and purchased power..............        625           1,105             --                (23)         1,707
  Other operating expenses..............      1,816             739             (9)(3d)           (90)         2,456
  Provision for depreciation and
    amortization .......................        434             269            (25)(3g)           (35)           637
                                                                                (6)(3g)
  General taxes.........................        211             114             --                (20)           305
                                            -------         -------        -------            -------        -------
     Total expenses ....................      3,086           2,227            (40)              (168)         5,105
                                            -------         -------        -------            -------        -------
INCOME BEFORE INTEREST
  AND INCOME TAXES......................        704             495             40               (140)         1,099
                                            -------         -------        -------            -------        -------
NET INTEREST CHARGES:
  Interest expense......................        235             230             90(3h)           (102)           453
  Trust preferred securities............         --               7             --                 --              7
  Subsidiary-obligated mandatorily
    redeemable preferred securities ....         --               5             --                 --              5
  Capitalized interest..................        (21)             (1)            --                 --            (22)
  Subsidiaries' preferred stock
    dividends ..........................         34               3             --                                37
                                            -------         -------        -------            -------        -------
     Net interest charges ..............        248             244             90               (102)           480
                                            -------         -------        -------            -------        -------
INCOME TAXES ...........................        204             106            (26)(3i)            (7)           277
                                            -------         -------        -------            -------        -------
INCOME BEFORE CUMULATIVE EFFECT OF A
  CHANGE IN ACCOUNTING .................        252             145            (24)               (31)           342
CUMULATIVE EFFECT OF AN ACCOUNTING
  CHANGE ...............................         (8)             --             --                 --             (8)
                                            -------         -------        -------            -------        -------
NET INCOME .............................    $   244         $   145        $   (24)           $   (31)       $   334
                                            =======         =======        =======            =======        =======
Average common shares outstanding:
  Basic ................................        218             120            (46)(3j)                          292
                                            =======         =======        =======                           =======
  Diluted ..............................        219             120            (46)(3j)                          293
                                            =======         =======        =======                           =======
Earnings per share of common stock:
  Basic.................................     $  1.12         $  1.21                                         $  1.14
                                             =======         =======                                         =======
  Diluted ..............................     $  1.11         $  1.21                                         $  1.14
                                             =======         =======                                         =======



   See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                                          FIRSTENERGY CORP.
                      UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                                    SIX MONTHS ENDED JUNE 30, 2000
                                (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                           GPU
                                                         PRIOR TO          MERGER            PENDING          MERGER
                                                          MERGER         PRO FORMA         DIVESTITURES     PRO FORMA
                                          FIRSTENERGY    PRO FORMA       ADJUSTMENTS         (NOTE 5)        COMBINED
                                          -----------    ---------       -----------       ------------     ----------
REVENUES:
  Electric utilities ...................    $ 2,630         $ 2,134             $--         $  (255)          $ 4,509
  Other ................................        680             449              --            (126)            1,003
                                            -------         -------         -------         -------           -------
    Total revenues .....................      3,310           2,583              --            (381)            5,512
                                            -------         -------         -------         -------           -------
EXPENSES:
  Fuel and purchased power .............        551             887              --             (18)            1,420
  Other operating expenses .............      1,315             783              (9)(3d)       (109)            1,980
  Provision for depreciation and
    amortization .......................        427             243             (25)(3g)        (34)              605
                                                                                 (6)(3g)
  General taxes ........................        279             101              --              (8)              372
                                            -------         -------         -------         -------           -------
    Total expenses .....................      2,572           2,014             (40)           (169)            4,377
                                            -------         -------         -------         -------           -------
INCOME BEFORE INTEREST
  AND INCOME TAXES .....................        738             569              40            (212)            1,135
                                            -------         -------         -------         -------           -------
NET INTEREST CHARGES:
  Interest expense .....................        247             230              83(3h)        (118)              442
  Trust preferred securities ...........         --               7              --                                 7
  Subsidiary-obligated mandatorily
    redeemable preferred securities ....         --               6              --                                 6
  Capitalized interest .................        (13)             (2)             --                               (15)
  Subsidiaries' preferred stock
    dividends ..........................         35               4              --                                39
                                            -------         -------         -------         -------           -------
     Net interest charges ..............        269             245              83            (118)              479
                                            -------         -------         -------         -------           -------
INCOME TAXES ...........................        193             120             (24)(3i)        (17)              272
                                            -------         -------         -------         -------           -------
NET INCOME .............................    $   276         $   204         $   (19)        $   (77)          $   384
                                            =======         =======         =======         =======           =======
Average common shares outstanding:
  Basic ................................        224             121             (46)(3j)                          299
                                            =======         =======         =======                           =======
  Diluted ..............................        225             121             (46)(3j)                          300
                                            =======         =======         =======                           =======
Earnings per share of common stock:
  Basic ................................    $  1.23         $  1.68                                           $  1.28
                                            =======         =======                                           =======
  Diluted ..............................    $  1.23         $  1.68                                           $  1.28
                                            =======         =======                                           =======

   See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                                FIRSTENERGY CORP.
           UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 2000
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                           GPU
                                                         PRIOR TO          MERGER            PENDING         MERGER
                                                          MERGER          PRO FORMA        DIVESTITURES     PRO FORMA
                                          FIRSTENERGY    PRO FORMA       ADJUSTMENTS         (NOTE 5)       COMBINED
                                          -----------    ---------       -----------       ------------     ---------
REVENUES:
  Electric utilities ...................    $ 5,422         $ 4,423        $     -         $  (479)          $ 9,366
  Other ................................      1,607             948              -            (218)            2,337
                                            -------         -------        -------         -------           -------
  Total revenues .......................      7,029           5,371              -            (697)           11,703
                                            -------         -------        -------         -------           -------

EXPENSES:
  Fuel and purchased power .............        801           2,064             --             (18)            2,847
  Other operating expenses .............      3,241           1,456            (18)(3d)       (197)            4,482
  Provision for depreciation and
    amortization .......................        934             523            (51)(3g)        (80)            1,313
                                                                               (13)(3g)
  General taxes ........................        548             228             --             (41)              735
                                            -------         -------        -------         -------           -------
     Total expenses ....................      5,524           4,271            (82)           (336)            9,377
                                            -------         -------        -------         -------           -------

INCOME BEFORE INTEREST
  AND INCOME TAXES .....................      1,505           1,100             82            (361)            2,326
                                            -------         -------        -------         -------           -------

NET INTEREST CHARGES:
  Interest expense .....................        493             479            166(3h)        (226)              912
  Trust preferred securities ...........         --              14                                               14
  Subsidiary-obligated mandatorily
    redeemable preferred securities ....         --              11                                               11
  Capitalized interest .................        (27)             (3)             -                               (30)
  Subsidiaries' preferred stock
    dividends ..........................         63               7              -                                70
                                            -------         -------        -------         -------           -------
  Net interest charges .................        529             508            166            (226)              977
                                            -------         -------        -------         -------           -------

INCOME TAXES ...........................        377             225            (47)(3i)        (28)              527
                                            -------         -------        -------         -------           -------

NET INCOME .............................    $   599         $   367        $   (37)        $  (107)          $   822
                                            =======         =======        =======         =======           =======

Average common shares outstanding:
  Basic ................................        222             121            (46)(3j)                          297
                                            =======         =======        =======                           =======
  Diluted ..............................        222             121            (46)(3j)                          297
                                            =======         =======        =======                           =======

Earnings per share of common stock:
  Basic ................................    $  2.69         $  3.03                                          $  2.77
                                            =======         =======                                          =======
  Diluted ..............................    $  2.69         $  3.02                                          $  2.77
                                            =======         =======                                          =======

   See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial
                                  Statements.

                 NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                              FINANCIAL STATEMENTS

NOTE 1 - RECLASSIFICATIONS

         Certain reclassifications have been made to the FirstEnergy and GPU historical financial statements to conform to the presentation expected to be used by the merged companies.

NOTE 2 - EXCHANGE RATIO

         The unaudited pro forma combined condensed financial statements assume that 50% of the outstanding GPU common shares were exchanged for cash consideration of $36.50 per share and 50% of the outstanding GPU common shares were each exchanged for 1.2318 shares of FirstEnergy common stock. With a November 7, 2001 merger effective date, the 20-day trading period used to determine the exchange ratio in accordance with the merger agreement ended on October 29, 2001 and resulted in an average closing price for FirstEnergy's common stock of $35.67, which is higher than the average closing price range of $24.2438 to $29.6313 stated in the merger agreement, and therefore, in accordance with the merger agreement, fixed the exchange ratio at 1.2318.




                                                                                    (millions)
                                                                                    ----------

             Cash payment to GPU shareholders.............................           $   2,183

             Stock payment to GPU shareholders............................               2,594
                                                                                     ---------

             Purchase of 119.6 million GPU common shares..................           $   4,777
                                                                                     =========


NOTE 3 - PRO FORMA ADJUSTMENTS

         (a) As required by Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," pro forma adjustments have been recognized by FirstEnergy to adjust GPU's assets and liabilities to fair value. Such adjustments have been based upon the current estimated fair market values of these assets and liabilities which were considered in the preliminary purchase price allocation.

         (b) A pro forma adjustment has been made to recognize goodwill in connection with the merger. The goodwill represents the excess of the purchase price over GPU's net assets after taking into account the other adjustments described herein. The pro forma adjustment to record the goodwill resulting from the merger is disclosed below:

                                                                                      (millions)
                                                                                      ----------
             Purchase of 119.6 million GPU common shares.........................       $  4,777
             Conversion of GPU stock options.....................................              4
             Estimated direct costs incurred in consummating the merger..........             50
             Elimination of GPU shareholders' equity on June 30, 2001............         (3,449)
             Addition of GPU goodwill to purchase price..........................          1,744
             Pre-merger impact on regulatory assets (Note 3f)....................            160
             Fair value adjustments to GPU's assets and liabilities, net.........            847
             Less amount identified as intangible assets.........................            (10)
                                                                                       ---------
             Total adjusted goodwill ............................................       $  4,123
                                                                                        ========

         (c) A pro forma adjustment has been made to recognize estimated severance costs.

         (d) A pro forma adjustment has been made to recognize GPU's net unamortized transition assets and obligations related to certain retirement benefits and the impact of this adjustment on the net periodic benefit cost.

         (e) Pro forma equity adjustments have been made to recognize the elimination of GPU's retained earnings and accumulated other comprehensive loss as of the completion of the merger and to reflect payment of stock consideration in the merger as discussed in Note 2.


                                                                                         (millions)
                                                                                        -----------
             Elimination of GPU shareholders' equity..........................          $  (3,449)
             Issuance of stock to purchase GPU common shares..................              2,594
                                                                                        ---------
                                                                                        $    (855)
                                                                                        =========


         (f) In September 2001, the New Jersey Board of Public Utilities approved the merger between GPU and FirstEnergy subject to the terms and conditions set forth in a Stipulation of Settlement. In accordance with this Stipulation of Settlement, Jersey Central wrote off $300 million of its deferred cost upon receipt of final regulatory approval of the merger. Also, in accordance with the Stipulation of Settlement, FirstEnergy agreed to implement a low-income customer assistance program, as well as to provide for technology grants to schools and libraries up to $6.5 million. In June 2001, the Pennsylvania Public Utility Commission approved a separate Settlement Stipulation with Metropolitan Edison and Pennsylvania Electric. As a result of this Settlement Stipulation, in the second quarter of 2001 Metropolitan Edison and Pennsylvania Electric recorded a combined $29 million reserve against certain deferred energy costs incurred during the first five months of 2001, pending consummation of the merger. This reserve will be reversed immediately before consummation of the merger. As a result, the unaudited pro forma combined condensed balance sheet as of June 30, 2001 has been adjusted to reflect the net write-off of $271 million of deferred costs.

         (g) Pro forma adjustments have been made to eliminate GPU's amortization of goodwill in connection with the implementation of SFAS No. 142, "Goodwill and Other Intangible Assets," and to reduce depreciation expense resulting from the assumed revaluation of GPU's assets described in (a) above.



                                                                                      For the year
                                                              For the six months          ended
                                                                ended June 30,        December 31,
                                                             --------------------    ---------------
                                                               2001        2000           2000
                                                             --------    --------    ---------------
                                                                           (millions)
        Reversal of amortization of GPU
          purchased goodwill..........................       $   (25)    $   (25)      $    (51)
        Reduction in depreciation expense from assumed
          revaluation of GPU's assets.................       $    (6)    $    (6)      $    (13)


         (h) A pro forma adjustment reflects the issuance of $2.183 billion of long-term debt bearing interest at an assumed average effective rate of 7.15%, inclusive of costs of issuance and hedge payments, to fund the cash consideration to be paid to GPU shareholders. The pro forma annual interest expense is

$156 million. Also, pro forma adjustment reflects the issuance of $1.514 billion of long-term debt, bearing the same assumed average effective rate of 7.15% previously noted to replace outstanding short-term debt. Average interest rates on such short-term debt were approximately 6.5% in 2000 and 5.25% in 2001. A 1/8 of 1% variation in the interest rate on the total $3.7 billion in long-term debt issued would result in a $4.6 million change to the annual interest expense.


                                                                                       For the year
                                                              For the six months          ended
                                                                ended June 30,         December 31,
                                                             -------------------     ---------------
                                                               2001        2000            2000
                                                             -------    --------     ---------------
                                                                           (millions)
        Interest expense on acquisition debt of
          $2.183 billion..............................       $    78    $     78       $    156
        Reversal of interest expense on
          short-term debt of $1.514 billion...........           (42)        (49)           (98)
        Interest expense on long-term debt
          of $1.514 billion (replacement).............            54          54            108
                                                             -------     -------       --------

                                                             $    90     $    83       $    166
                                                             =======     =======       ========


         (i) Pro forma adjustments have been made for the estimated income tax impacts of the adjustments discussed in (a), (c), (d), (f), (g) and (h) above assuming an income tax rate of 35%.

         (j) A pro forma adjustment reflects the issuance of FirstEnergy shares at an exchange ratio of 1.2318 as described in Note 2, net of the elimination of average GPU common shares outstanding.

                                                                                   For the year
                                                           For the six months          ended
                                                               ended June 30,      December 31,
                                                          ---------------------    -------------
Basic Common Shares Outstanding                             2001         2000           2000
----------------------------------------------------      --------    ---------    -------------
                                                                        (millions)
Elimination of average GPU common shares
  outstanding ......................................       (119.5)      (121.3)          (121.2)
Purchase of 50% of GPU common shares at an exchange
  ratio of 1.2318 shares of FirstEnergy common stock
  per GPU common share ..............................        73.6         74.7             74.6
                                                            -----        -----            -----
                                                            (45.9)       (46.6)           (46.6)
                                                            =====        =====            =====

                                                                                  For the year
                                                         For the six months          ended
                                                             ended June 30,       December 31,
                                                         ---------------------   ---------------
Diluted Common Shares Outstanding                           2001        2000           2000
----------------------------------------------------     ---------    --------   ---------------
                                                                      (millions)
Elimination of average GPU common shares
  outstanding ......................................       (119.7)     (121.4)           (121.3)
Purchase of 50% of GPU common shares at an exchange
  ratio of 1.2318 shares of FirstEnergy common stock
  per GPU common share .............................         73.7        74.7              74.7
                                                            -----       -----             -----
                                                            (46.0)      (46.7)            (46.6)
                                                            =====       =====             =====

NOTE 4 - GPU PRO FORMA ADJUSTMENTS PRIOR TO FIRSTENERGY MERGER

         The unaudited pro forma condensed consolidated statements of income for the six-month periods ended June 30, 2001 and June 30, 2000, and for the year ended December 31, 2000, are being presented to illustrate the effect that certain acquisition and divestiture activity may have had on GPU's historical financial statements had these transactions occurred on the assumed date of January 1, 2000. The pro forma information is not necessarily indicative of the actual results that would have been realized had these transactions occurred on the assumed date of January 1, 2000, nor are they necessarily indicative of future results. In addition, pro forma information is being presented to eliminate certain costs that GPU incurred in connection with the merger that otherwise would not have been incurred. The GPU pro forma adjustments discussed below are based upon historical information and are for illustrative purposes only.

         (a) During the six-month period ended June 30, 2001, GPU sold its interest in Humber Power Limited, an electric generating station in the UK. GPU's unaudited pro forma condensed consolidated statement of income for the six-month period ended June 30, 2001 reflects an adjustment to eliminate the nonrecurring $12 million after-tax gain realized on the sale. During the same period, GPU incurred $1 million in merger-related costs. For pro forma purposes, these costs have been eliminated from GPU's unaudited pro forma condensed consolidated statement of income for the six-month period ended June 30, 2001.

         Pro forma adjustments by business unit for the six-month period ended June 30, 2001 are summarized as follows:




                                                                   MILLIONS OF DOLLARS
                                   ----------------------------------------------------------------------------------
                                                                     Net Interest
                                      Revenues         Expenses         Charges         Income Taxes      Net Income
                                   ------------      -----------     ------------       ------------     ------------
GPU Power UK.................      $       (18)      $        --               --       $        (6)     $       (12)

Merger-Related Costs.........               --                (1)              --                --                1
                                   -----------       -----------      -----------       -----------      -----------

Total Adjustments............      $       (18)      $        (1)              --       $        (6)     $       (11)
                                   ===========       ===========      ===========       ===========      ===========


         (b) During 2000, GPU sold PowerNet Pty Ltd. (June), Jersey Central's Oyster Creek Nuclear Generating Station (August) and GPU International, Inc. (December). In addition, in April 2000, GPU acquired MYR Group Inc. GPU's unaudited pro forma condensed consolidated statements of income for the six-month period ended June 30, 2000 and the year ended December 31, 2000 reflect adjustments to (1) eliminate PowerNet's and GPU International's results of operations for the six- and twelve-month periods (including related debt reductions and income tax effects), (2) remove fuel and operation and maintenance expenses associated with Oyster Creek which would not have been incurred in the six- and twelve-month periods had the plant been sold on the assumed date of January 1, 2000, offset by additional purchase power expenses and (3) include the consolidated results of operations of MYR Group, recognizing ownership of these assets for the full six- and twelve-month periods, as well as interest expense and amortization of goodwill resulting from the acquisition (including the related income tax effects).

         GPU's unaudited pro forma condensed consolidated statements of income for the six-month period ended June 30, 2000 and the year ended December 31, 2000 also reflect an adjustment to eliminate the nonrecurring $295 million after-tax loss incurred on the sale of PowerNet. In addition, GPU's unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2000 reflects adjustments to eliminate (1) an $18 million reduction in GPU's loss on the sale of PowerNet due to a change in estimated tax benefits in the fourth quarter of 2000, (2) the nonrecurring $89 million after-tax gain realized on the sale of GPU International in December 2000, (3) the nonrecurring gain of $17 million recognized in income in August 2000 for the reversal of certain deferred taxes and realization of an investment tax credit related to the sale of Oyster Creek and (4) $12 million of merger-related costs which were incurred during the year.

         Pro forma adjustments by business unit for the six months ended June 30, 2000 are summarized as follows:



                                                                   MILLIONS OF DOLLARS
                                   ----------------------------------------------------------------------------------
                                                                      Net Interest
                                      Revenues         Expenses         Charges         Income Taxes       Net Income
                                   -----------       -----------      -----------       -----------      ------------
PowerNet.....................      $       (96)      $      (407)     $       (45)      $        72      $       284

GPU International............              (47)              (47)              --                (1)               1

MYR Group....................              196               192                5                --               (1)
                                   -----------       -----------      -----------       -----------      ------------

  Total Adjustments..........      $        53       $      (262)     $       (40)      $        71      $       284
                                   ===========       ============      ===========      ===========      ===========



         Pro forma adjustments by business unit for the year ended December 31, 2000 are summarized as follows:



                                                                   MILLIONS OF DOLLARS
                                  ----------------------------------------------------------------------------------
                                                                      Net Interest
                                      Revenues         Expenses         Charges        Income Taxes       Net Income
                                  ------------      -------------    ------------      ------------     ------------
PowerNet.....................      $       (96)      $      (407)     $       (45)      $        90      $       266

GPU International............             (128)               60               (2)              (63)            (123)

Jersey Central...............               --                --               --                17              (17)

MYR Group....................              196               192                5                --               (1)

Merger-Related Costs.........               --               (12)              --                 4                8
                                  ------------      -------------    ------------      ------------     ------------
  Total Adjustments..........      $       (28)      $      (167)     $       (42)      $        48      $       133
                                   ============      ============      ===========      ===========      ===========

                                FIRSTENERGY CORP.
                 NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                          FINANCIAL STATEMENTS (CONT'D)
      NOTE 4 - PRIOR TO MERGER PRO FORMA ADJUSTMENTS FOR GPU, INC. (CONT'D)
                         SIX MONTHS ENDED JUNE 30, 2001
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)



                                                                                                        GPU
                                                                             PRIOR TO MERGER          PRIOR TO
                                                                                PRO FORMA              MERGER
                                                              GPU           ADJUSTMENTS (4a)         PRO FORMA
                                                            --------        ----------------         ---------
REVENUES:
  Electric utilities..............................          $  2,252            $     --              $  2,252
  Other...........................................               488                 (18)                  470
                                                            --------            --------              --------
    Total revenues................................             2,740                 (18)                2,722
                                                            --------            --------              --------

EXPENSES:
  Fuel and purchased power........................             1,105                  --                 1,105
  Other operating expenses........................               740                  (1)                  739
  Provision for depreciation and
    amortization..................................               269                  --                   269
  General taxes...................................               114                  --                   114
                                                            --------            --------              --------
    Total expenses................................             2,228                  (1)                2,227
                                                            --------            --------              --------

INCOME BEFORE INTEREST
  AND INCOME TAXES................................               512                 (17)                  495
                                                            --------            --------              --------

NET INTEREST CHARGES:
  Interest expense................................               230                  --                   230
  Trust preferred securities......................                 7                  --                     7
  Subsidiary-obligated mandatorily redeemable
    preferred securities..........................                 5                  --                     5
  Capitalized interest............................                (1)                 --                    (1)
  Subsidiaries' preferred stock dividends.........                 3                  --                     3
                                                            --------            --------              --------
    Net interest charges..........................               244                  --                   244
                                                            --------            --------              --------

INCOME TAXES......................................               112                  (6)                  106
                                                            --------            --------              --------

NET INCOME........................................          $    156            $    (11)             $    145
                                                            ========            ========              ========

Average common shares outstanding:
  Basic...........................................               120                                       120
                                                            ========                                  ========
  Diluted.........................................               120                                       120
                                                            ========                                  ========

Earnings per share of common stock:
  Basic...........................................          $   1.30                                  $    1.21
                                                            ========                                  =========
  Diluted.........................................          $   1.30                                  $    1.21
                                                            ========                                  =========

                                FIRSTENERGY CORP.
                 NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                          FINANCIAL STATEMENTS (CONT'D)
      NOTE 4 - PRIOR TO MERGER PRO FORMA ADJUSTMENTS FOR GPU, INC. (CONT'D)
                         SIX MONTHS ENDED JUNE 30, 2000
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                                                                         GPU
                                                                             PRIOR TO MERGER          PRIOR TO
                                                                                PRO FORMA              MERGER
                                                             GPU             ADJUSTMENTS (4b)         PRO FORMA
                                                           --------          ----------------         ----------
REVENUES:
  Electric utilities.............................          $  2,225               $   (91)             $  2,134
  Other..........................................               305                   144                   449
                                                           --------               -------              --------
    Total revenues...............................             2,530                    53                 2,583
                                                           --------               -------              --------

EXPENSES:
  Fuel and purchased power.......................               858                    29                   887
  Other operating expenses.......................               687                    96                   783
  Loss on sale of investment.....................               372                  (372)                   --
  Provision for depreciation and                                264                   (21)                  243
    amortization.................................
  General taxes..................................                95                     6                   101
                                                           --------               -------              --------
    Total expenses...............................             2,276                  (262)                2,014
                                                           --------               --------             --------

INCOME BEFORE INTEREST
  AND INCOME TAXES...............................               254                   315                   569
                                                           --------               -------              --------

NET INTEREST CHARGES:
  Interest expense...............................               270                   (40)                  230
  Trust preferred securities.....................                 7                    --                     7
  Subsidiary-obligated mandatorily redeemable
    preferred securities.........................                 6                    --                     6
  Capitalized interest...........................                (2)                   --                    (2)
  Subsidiaries' preferred stock dividends........                 4                    --                     4
                                                           --------               -------              --------
    Net interest charges.........................               285                   (40)                  245
                                                           --------               --------             --------

INCOME TAXES.....................................                49                    71                   120
                                                           --------               -------              --------

NET INCOME (LOSS)................................          $    (80)              $   284              $    204
                                                           ========               =======              ========

Average common shares outstanding:
  Basic..........................................               121                                         121
                                                           ========                                    ========
  Diluted........................................               121                                         121
                                                           ========                                    ========

Earnings per share of common stock:
  Basic..........................................          $  (0.66)                                   $  1.68
                                                           ========                                    =======
  Diluted........................................          $  (0.66)                                   $  1.68
                                                           ========                                    =======


                                FIRSTENERGY CORP.
                 NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                          FINANCIAL STATEMENTS (CONT'D)
      NOTE 4 - PRIOR TO MERGER PRO FORMA ADJUSTMENTS FOR GPU, INC. (CONT'D)
                          YEAR ENDED DECEMBER 31, 2000
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)



                                                                            PRIOR TO MERGER             GPU
                                                                               PRO FORMA          PRIOR TO MERGER
                                                          GPU              ADJUSTMENTS (4b)          PRO FORMA
                                                       -------             ----------------       ---------------
REVENUES:
  Electric utilities.......................            $ 4,514                   $   (91)            $  4,423
  Other....................................                885                        63                  948
                                                       -------                   -------             --------
    Total revenues.........................              5,399                       (28)               5,371
                                                       -------                   -------             --------

EXPENSES:
  Fuel and purchased power.................              2,030                        34                2,064
  Other operating expenses.................              1,399                        57                1,456
  Loss on sale of business.................                240                      (240)                  --
  Provision for depreciation and
    amortization...........................                548                       (25)                 523
  General taxes............................                221                         7                  228
                                                       -------                   -------             --------
    Total expenses.........................              4,438                      (167)               4,271
                                                       -------                   --------            --------

INCOME BEFORE INTEREST AND INCOME TAXES....                961                       139                1,100
                                                       -------                   -------             --------

NET INTEREST CHARGES:
  Interest expense.........................                521                       (42)                 479
  Trust preferred securities...............                 14                        --                   14
  Subsidiary-obligated mandatorily
    redeemable preferred securities........                 11                        --                   11
  Capitalized interest.....................                 (3)                       --                   (3)
  Subsidiaries' preferred stock dividends..                  7                        --                    7
                                                       -------                   -------             --------
    Net interest charges...................                550                       (42)                 508
                                                       -------                   --------            --------

INCOME TAXES...............................                177                        48                  225
                                                       -------                   -------             --------

NET INCOME.................................            $   234                   $   133             $    367
                                                       =======                   =======             ========

Average common shares outstanding:
  Basic....................................                121                                            121
                                                       =======                                       ========
  Diluted..................................                121                                            121
                                                       =======                                       ========

Earnings per share of common stock:
  Basic....................................            $   1.92                                      $   3.03
                                                       ========                                      ========
  Diluted..................................            $   1.92                                      $   3.02
                                                       ========                                      ========


NOTE 5- PRO FORMA ADJUSTMENTS FOR PENDING DIVESTITURES

         The pending divestitures pro forma adjustment column is being presented to illustrate the effect that certain pending divestitures may have had on the pro forma financial statements had these transactions occurred as of the same dates assumed for the merger in the accompanying pro forma financial statements. In addition, the pro forma adjustments reflect a reduction in debt from application of the proceeds from the divestitures, as well as the related reduction in interest costs. The pro forma adjustments are not necessarily indicative of the actual results that would have been realized had these transactions occurred on the assumed dates, nor are they necessarily indicative of the actual results that may be realized as of the date on which these transactions occur. Descriptions of the pending divestitures are discussed below:

         (a) On October 18, 2001, FirstEnergy and UtiliCorp United announced that UtiliCorp made an offer to FirstEnergy to purchase, with a financial partner, GPU's wholly-owned Avon Energy Partners Holdings subsidiary, the holding company for Midlands Electricity plc, for a total purchase price of $2.1 billion, including the assumption of approximately $1.7 billion of debt. FirstEnergy accepted the offer upon completion of its merger with GPU. Completion of the sale is subject to the receipt by all parties of the applicable regulatory approvals.

         UtiliCorp and its financial partner expect to acquire all of the outstanding shares of Avon Energy Partners Holdings. Assets to be acquired include Midlands Electricity's 38,000-mile electric distribution network, an investment in the 1,875-megawatt Teesside Power generating plant in the United Kingdom, and investments in other energy businesses.

         (b) GPU acquired GasNet Pty Ltd. from the State of Victoria in June 1999 as part of the natural gas industry privatization process in that state. As a result of the decision by FirstEnergy and GPU to sell GasNet, GasNet Australia Trust was established to acquire new securities in GasNet and an associated trust. The Trust filed a prospectus dated October 19, 2001 with the Australian Securities and Investments Commission for the public offer of 130,000,000 Units of the Trust at AUS$2.00 per Unit. The Trust will use the expected net proceeds from the offering of approximately AUS$260 million to acquire the new GasNet securities and will assume the associated trust's debt (AUS$566.4 million at June 30, 2001). The net proceeds will then be used by GasNet to cancel and redeem all securities currently held by wholly-owned subsidiaries of GPU in GasNet and the associated trust. The prospectus expires on November 28, 2002.

         GasNet is the regulated natural gas transmission provider in Victoria, Australia. It owns and maintains a high-pressure pipeline network, which transports almost all of the natural gas consumed in Victoria. This gas is shipped to approximately 1.4 million residential consumers and approximately 43,000 industrial and commercial users throughout Victoria.

                            DESCRIPTION OF THE NOTES

         We will issue the notes under the indenture, dated as of November 15, 2001, between us and Bank One Trust Company, N.A., as trustee. The notes constitute debt securities as described in the accompanying prospectus and will contain all of the terms described in the accompanying prospectus under the heading "DESCRIPTION OF THE DEBT SECURITIES." The notes will also contain the additional provisions described below.

GENERAL

         The indenture provides for the issuance of the notes in an unlimited amount and in one or more series. The notes may be issued at various times and may have differing maturity dates and may bear interest at differing rates. We need not issue all notes of one series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holders of the notes of that series, for issuances of additional notes of that series. The notes will be unsecured and unsubordinated and will rank equally with all of our other senior unsecured and unsubordinated indebtedness and our other obligations.

INTEREST RATE AND INTEREST PAYMENT DATES

         Interest on the notes will accrue at the fixed rates of 5.50% per annum for the Series A notes, 6.45% per annum for the Series B notes and 7.375% per annum for the Series C notes. Interest will accrue from November 15, 2001, or from the most recent interest payment date to which interest has been paid or provided for. Interest on the notes will be payable on May 15 and November 15 of each year, beginning on May 15, 2002, to holders of record at the close of business on the April 30 or October 31 immediately preceding the corresponding interest payment date, except that interest payable at maturity will be paid to the person to whom principal is paid.

MATURITY DATES

         The Series A, B and C notes will mature on November 15, 2006, 2011 and 2031, respectively.

FORM

         We will issue the notes only in registered form in denominations of $1,000 and multiples thereof. The notes initially will be issued in book-entry form only, through The Depository Trust Company, Clearstream, Luxembourg or Euroclear. See "DESCRIPTION OF THE DEBT SECURITIES--Book-Entry, Delivery and Form" and "--Global Clearance and Settlement Procedures" in the accompanying prospectus.

OPTIONAL REDEMPTION

         The Series A, B and C notes are redeemable at our election, in whole or in part, at any time at a redemption price equal to the greater of:

          - 100% of the principal amount of the notes to be redeemed then outstanding; or

          - as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of the payments of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 20 basis points in the case of the Series A notes, 25 basis points in the case of the Series B notes and 30 basis points in the case of the Series
               C notes, plus, in each case, accrued and unpaid interest to the date of redemption on the notes to be redeemed.

         "Adjusted Treasury Rate" means, with respect to any redemption date:

          - the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from these yields on a straight line basis, rounding to the nearest month); or

          - if the release (or any successor release) is not published during the week preceding the calculation date or does not contain these yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date. The Adjusted Treasury Rate will be calculated on the third Business Day preceding the redemption date.

         "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such securities ("Remaining Life").

         "Comparable Treasury Price" means (1) the average of three Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than three Reference Treasury Dealer Quotations, the average of all such quotations.

         "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.


         "Reference Treasury Dealer" means:

          - each of Barclays Capital Inc., Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc. and their respective successors; provided, however, that if any of the foregoing cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer; and


          -    any other Primary Treasury Dealer selected by us.

         "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding the redemption date.

         We will mail a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

         Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.


CONCERNING THE TRUSTEE


         An affiliate of Bank One Trust Company, N.A., the trustee, is a participating lender under the bank bridge loan to be repaid from the net proceeds from the offering of the notes, as well as under certain of the credit facilities to be repaid from the proceeds of the bridge loan. The trustee is also affiliated with Banc One Capital Markets, Inc., an underwriter for the offering of the notes.


                                  UNDERWRITERS


         Under the terms and subject to the conditions contained in an underwriting agreement dated the date hereof, the underwriters named below, for whom Barclays Capital Inc., Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the following respective principal amounts of the notes:




                                                                   PRINCIPAL         PRINCIPAL        PRINCIPAL
                                                                   AMOUNT OF         AMOUNT OF        AMOUNT OF
                                                                 SERIES A NOTES   SERIES B NOTES    SERIES C NOTES
NAME                                                                DUE 2006         DUE 2011          DUE 2031
------------------------------------------------------------     --------------   ---------------    ---------------
Barclays Capital Inc........................................     $  250,000,000    $  375,000,000    $   375,000,000
Morgan Stanley & Co. Incorporated...........................        250,000,000       375,000,000        375,000,000
Salomon Smith Barney Inc....................................        250,000,000       375,000,000        375,000,000
Banc One Capital Markets, Inc...............................         62,500,000        93,750,000         93,750,000
BNY Capital Markets, Inc....................................         62,500,000        93,750,000         93,750,000
J.P. Morgan Securities Inc..................................         62,500,000        93,750,000         93,750,000
T.D. Securities (USA) Inc...................................         62,500,000        93,750,000         93,750,000
                                                                 --------------    --------------     --------------
   Total....................................................     $1,000,000,000    $1,500,000,000     $1,500,000,000
                                                                 ==============    ==============     ==============


         The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the notes offered hereby if any notes are taken.

         The underwriters initially propose to offer part of the notes of each series directly to the public at the respective public offering prices set forth on the cover page of this prospectus supplement and part to certain dealers at the respective public offering prices less a concession not in excess of .35% of the principal amount of the Series A notes, .40% of the principal amount of the Series B notes, and .50% of the principal amount of the Series C notes. Any underwriter may allow, and any dealer may reallow, a concession not in excess of
 .25% of the principal amount of the Series A notes, .25% of the principal amount of the Series B notes and .25% of the principal amount of the Series C notes to other underwriters or to certain dealers. After the initial offering of the notes, the offering price and other selling terms of any series of notes may from time to time be varied by the representatives.

         Prior to this offering, there has been no public market for the notes. The representatives have advised us that they presently intend to make a market in the notes. The representatives are not obligated to make a market in the notes, however, and may cease market-making activities at any time. We cannot give any assurance as to the liquidity of any trading market for the notes.

         We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

         In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the notes for their own account. In addition, to cover over-allotments or to stabilize the price of the notes of any series, the underwriters may bid for, and purchase, the notes of that series in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the notes in the offering if the syndicate repurchases previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

         From time to time, some of the underwriters and their affiliates have engaged in, and may in the future engage in commercial banking and investment banking transactions with us and our affiliates. Affiliates of some of the underwriters are lenders under the bank bridge loan which we intend to repay with the net proceeds of the offering of the notes. In addition, affiliates of some of the underwriters are lenders under the short-term indebtedness we intend to repay with the proceeds of the bank bridge loan. Accordingly, the participation by the underwriters in this offering is made pursuant to NASD Conduct Rule 2710(c)(8).

PROSPECTUS




                                 $4,000,000,000

                                FIRSTENERGY CORP.

                                 DEBT SECURITIES

                              ---------------------

By this prospectus, we may from time to time offer our senior unsecured debt securities in one or more series with the same or different terms.

This prospectus provides a general description of our debt securities. The specific terms of each series of debt securities will be determined at the time they are sold and will be included in a prospectus supplement. This prospectus may not be used to sell debt securities unless accompanied by a prospectus supplement that describes those debt securities.

Before you invest, you should carefully read this prospectus, any applicable prospectus supplement and any information under the heading "Where You Can Find More Information."

                              ---------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              ---------------------

The date of this Prospectus is November 8, 2001.

                              ABOUT THIS PROSPECTUS


         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission for an offering of up to $4,000,000,000 of our debt securities described in this prospectus. This prospectus provides you with a general description of the debt securities we may offer. A prospectus supplement to this prospectus will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement and the additional information described below under the heading "Where You Can Find More Information."


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         We caution you that this prospectus and the periodic reports and other documents that are incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. They are statements about future performance or results (such as statements including, but not limited to, the terms "potential," "estimate," "believe," "expect" and "anticipate" and similar words) when we discuss our financial condition, results of operations and business. Forward-looking statements involve certain risks, assumptions and uncertainties. They are not guarantees of future performance. Factors may cause actual results to differ materially from those expressed in these forward-looking statements. These factors include:

          -    changes in national and regional economic conditions;

          -    changes in markets for energy services;

          -    changing commodity market prices;

          -    the availability and cost of capital;


          - inability to accomplish or realize anticipated benefits of strategic goals (including those associated with our recent merger with GPU, Inc.);



          - legislative and regulatory changes (including revised environmental requirements);

          - economic or weather conditions affecting future sales and margins;

          - the speed and nature of increased competition and deregulation in the electric utility industry; and

          -    outcomes of legal proceedings.

         We believe that the expectations reflected in our forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. You should consider the factors we have noted above as you read the forward-looking statements in this prospectus.

         All subsequent written and oral forward-looking statements attributable to FirstEnergy or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.


                                FIRSTENERGY CORP.


         FirstEnergy Corp. was organized under the laws of the State of Ohio in 1996 and became a holding company on November 8, 1997 in connection with the merger of Ohio Edison Company and Centerior Energy Corporation. On November 7, 2001, we merged with GPU, Inc. and became a registered holding company under the Public Utility Holding Company Act of 1935. Our principal business is the holding, directly or indirectly, of all of the outstanding common stock of our principal electric utility operating subsidiaries, Ohio Edison, The Cleveland Electric Illuminating Company, Pennsylvania Power Company, The Toledo Edison Company, American Transmission Systems, Inc., Jersey Central Power & Light Company, Pennsylvania Electric Company and Metropolitan Edison Company. Our consolidated revenues are primarily derived from electric service provided by our electric utility subsidiaries. We serve approximately 4.3 million customers with contiguous transmission systems across a combined service area of approximately 37,000 square miles in Ohio, Pennsylvania, New Jersey and New York.


         As of June 30, 2001, Ohio Edison, Cleveland Electric, Pennsylvania Power and Toledo Edison have 12,958 megawatts (MW) of generation capacity and related energy to meet customer needs. Pursuant to our corporate separation plan implemented under Ohio utility restructuring legislation, we transferred operational control of the non-nuclear generation assets of those operating subsidiaries to FirstEnergy Generation Corp. as of January 1, 2001. We expect that the transfer of ownership of those assets to FirstEnergy Generation will be completed by December 31, 2005, the end of the legislation's market development period.


         As a result of restructuring legislation in Pennsylvania and New Jersey, the GPU system had divested essentially all of its generation assets prior to the time we agreed to merge in August 2000. However, Pennsylvania and New Jersey restructuring orders require Jersey Central, Pennsylvania Electric and Metropolitan Edison, our operating subsidiaries formerly owned by GPU, to act as providers of last resort by supplying electricity to customers who do not choose an alternate supplier. This obligation continues, with a deferral mechanism, at least through July 2003 in New Jersey and through 2010, with a deferral mechanism through 2005, in Pennsylvania. As of June 30, 2001, these operating subsidiaries have 285 MW of generation capacity and related energy to meet customer needs and have contracts with non-utility generators totaling 1,595 MW and agreements with other parties to provide varying amounts of capacity through May 31, 2004. In addition, they have purchased all of the capacity and energy of their previously owned Three Mile Island Unit 1 and Oyster Creek nuclear generating stations through December 31, 2001 and March 31, 2003, respectively, and have a right to 3,970 MW of capacity through May 31, 2002, associated with generating stations they sold in 1999. These operating subsidiaries will meet their remaining capacity and energy needs through short- to intermediate-term commitments of one month to three years and through the spot market. Payments pursuant to these arrangements, which include firm commitments as well as certain assumptions regarding, among other things, call/put arrangements, are estimated to be $839 million for the remainder of 2001, $708 million in 2002, $79 million in 2003, and $5 million in 2004.


         Our principal executive office is located at 76 South Main Street, Akron, Ohio 44308-1890. Our telephone number is (330) 384-5100.

                                 USE OF PROCEEDS

         Unless otherwise specified in any prospectus supplement that accompanies this prospectus, we intend to use the net proceeds from the sale of the debt securities offered by this prospectus to refinance short-term debt incurred in connection with the consummation of the GPU merger. We may also use any remaining net proceeds for general corporate purposes.


                       RATIO OF EARNINGS TO FIXED CHARGES


         The following table displays our consolidated ratio of earnings to fixed charges for the periods indicated.

                                                                                                       Twelve months
                                       Year Ended December 31,                       Twelve months    ended June 30,
                      -------------------------------------------------------            ended        2001 Pro Forma
                       1996        1997        1998        1999          2000        June 30, 2001      for Merger
                      -----       -----       -----       -----         -----        -------------    ---------------
Ratio of Earnings
to Fixed Charges..     2.38        2.18        1.77        2.01          2.10             2.10             1.94




"Earnings" for purposes of the calculation of Ratio of Earnings to Fixed Charges have been computed by adding to "income before extraordinary item and cumulative effect of change in accounting principle" all taxes based on income or profits, total interest charges and the estimated interest element of rentals charged to income. "Fixed charges" include total interest charges and the estimated interest element of rentals.


                       DESCRIPTION OF THE DEBT SECURITIES

         The following description sets forth the general terms and provisions of the debt securities that we may offer by this prospectus. The debt securities are senior unsecured debt securities and will rank equally with all of our other unsecured and unsubordinated debt. The debt securities will be issued under an indenture between us and Bank One Trust Company, N.A., as trustee. The indenture gives us broad authority to set the particular terms of each series of debt securities, including the right to modify certain of the terms contained in the indenture. The particular terms of a series of debt securities and the extent, if any, to which the particular terms of the issue modify the terms of the indenture will be described in the prospectus supplement relating to those debt securities.

         The indenture contains the full text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the debt securities or the indenture. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including definitions of terms used in the indenture. We also include references in parentheses to certain sections of the indenture. Whenever we refer to particular sections or defined terms of the indenture in this prospectus or in a prospectus supplement, these sections or defined terms are incorporated by reference herein or in the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of the debt securities described in the applicable prospectus supplement or supplements.

         If applicable, the prospectus supplement relating to an issue of debt securities will describe any special United States federal income tax considerations relevant to those debt securities.

         There is no requirement under the indenture that future issues of our debt securities be issued under the indenture. We will be free to use other indentures or documentation, containing provisions different from those included in the indenture or applicable to one or more issues of debt securities, in connection with future issues of other debt securities.

GENERAL

         The indenture does not limit the aggregate principal amount of debt securities that we may issue under the indenture. The indenture provides that the debt securities may be issued in one or more series. The debt securities may be issued at various times and may have differing maturity dates and may bear interest at differing rates. We need not issue all debt securities of one series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of that series.

         Prior to the issuance of each series of debt securities, the terms of the particular securities will be specified in a supplemental indenture, a board resolution or in one or more officer's certificates authorized pursuant to a board resolution. We refer you to the applicable prospectus supplement for a description of the following terms of the series of debt securities:

          -    title of the debt securities;

          - any limit on the aggregate principal amount of the debt securities;

          - the person to whom any interest on the debt securities shall be payable, if other than the person in whose name the debt securities are registered at the close of business on the regular record date for that interest;

          - the date or dates on which the principal of the debt securities will be payable or how the date or dates will be determined;

          - the rate or rates at which the debt securities will bear interest, if any, or how the rate or rates will be determined and the date or dates from which interest will accrue;

          -    the dates on which interest will be payable;

          -    the record dates for payments of interest;


          - the place or places, if any, in addition to the office of the trustee, where the principal of, and premium, if any, and interest, if any, on the debt securities will be payable;


          - the period or periods within which, the price or prices at which, and the terms and conditions upon which, the debt securities may be redeemed, in whole or in part, at our option;


          - any sinking fund or other provisions or options held by holders of the debt securities that would obligate us to purchase or redeem the debt securities;


          - the percentage, if less than 100%, of the principal amount of the debt securities that will be payable if the maturity of the debt securities is accelerated;


          - any changes or additions to the events of default under the indenture or changes or additions to our covenants under the indenture;


          - any collateral security, assurance or guarantee for the debt securities; and

          -    any other specific terms applicable to the debt securities.


         Unless we otherwise indicate in the applicable prospectus supplement, the debt securities will be denominated in United States currency in minimum denominations of $1,000 and multiples of $1,000.

         Unless we otherwise indicate in the applicable prospectus supplement, there are no provisions in the indenture or the debt securities that require us to redeem, or permit the holders to cause a redemption of, the debt securities or that otherwise protect the holders in the event that we incur substantial additional indebtedness, whether or not in connection with a change in control of our company.

SECURITY AND RANKING

         We conduct our operations primarily through our subsidiaries and substantially all of our consolidated assets are held by our subsidiaries. Accordingly, our cash flow and our ability to meet our obligations under the debt securities are largely dependent upon the earnings of our subsidiaries and the distribution or other payment of these earnings to us in the form of dividends. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on our debt securities or to make any funds available for payment of amounts due on our debt securities.



         Because we are a holding company, our obligations under the debt securities will be effectively subordinated to all existing and future liabilities of our subsidiaries. Therefore, our rights and the rights of our creditors, including the rights of the holders of our debt securities, to participate in the liquidation of assets of any subsidiary will be subject to the prior claims of the subsidiary's creditors. To the extent that we may be a creditor with recognized claims against any of our subsidiaries, our claims would still be effectively subordinated to any security interest in, or mortgages or other liens on, the assets of the subsidiary and would be subordinated to any indebtedness, other liabilities, and preferred securities, of the subsidiary, senior to that held by us. As of June 30, 2001, our pre-merger subsidiaries had approximately $7.1 billion aggregate principal amount of indebtedness and $0.9 billion aggregate stated value of preferred securities outstanding. As of June 30, 2001, the GPU subsidiaries which became our subsidiaries in the merger had approximately $6.8 billion aggregate principal amount of indebtedness and $0.4 billion aggregate stated value of preferred securities outstanding.



PAYMENT AND PAYING AGENTS

         Unless otherwise indicated in a prospectus supplement, we will pay interest on our debt securities on each interest payment date by wire transfer to an account at a banking institution in the United States that is designated in writing to the trustee by the person entitled to that payment or by check mailed to the person in whose name the debt security is registered as of the close of business on the regular record date relating to the interest payment date, except that interest payable at stated maturity, upon redemption or otherwise, will be paid to the person to whom principal is paid. However, if we default in paying interest on a debt security, we may pay defaulted interest to the registered owner of the debt security as of the close of business on a special record date selected by the trustee, which will be between 10 and 15 days before the date we propose for payment of the defaulted interest, or in any other lawful manner of payment that is consistent with the requirements of any securities exchange on which the debt securities may be listed for trading, if the trustee finds it practicable (See Section 307).

REDEMPTION

         We will set forth any terms for the redemption of debt securities in a prospectus supplement. Unless we indicate differently in a prospectus supplement, and except with respect to debt securities redeemable at the option of the registered holder, debt securities will be redeemable upon notice by mail between 30 and 60 days prior to the redemption date. If less than all of the debt securities of any series or any tranche of a series are to be redeemed, the trustee will select the debt securities to be redeemed and will choose the method of random selection it deems fair and appropriate. (See Sections 301, 403 and 404.)

         Debt securities will cease to bear interest on the redemption date. We will pay the redemption price and any accrued interest to the redemption date once you surrender the debt security for redemption. (See Section 405.) If only part of a debt security is redeemed, the trustee will deliver to you a new debt security of the same series for the remaining portion without charge. (See
Section 406.)

         We may make any redemption conditional upon the receipt by the paying agent, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price. If the paying agent has not received the money by the date fixed for redemption, we will not be required to redeem the debt securities. (See Section 404.)

REGISTRATION, TRANSFER AND EXCHANGE


         The debt securities will be issued without interest coupons and in denominations that are even multiples of $1,000. Debt securities of any series will be exchangeable for other debt securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. (See Section 305.)


         Unless we otherwise indicate in the applicable prospectus supplement, debt securities may be presented for registration of transfer, duly endorsed or accompanied by a duly executed written instrument of transfer, at the office or agency maintained for this purpose, without service charge except for reimbursement of taxes and other governmental charges as described in the indenture. (See Section 305.)

         In the event of any redemption of debt securities of any series, the trustee will not be required to exchange or register a transfer of any debt securities of the series selected, called or being called for redemption except the unredeemed portion of any debt security being redeemed in part. (See Section 305.)


LIMITATION ON LIENS


         The indenture provides that, except as otherwise specified with respect to a particular series of debt securities, we will not pledge, mortgage, hypothecate or grant a security interest in, or permit any mortgage, pledge, security interest, or other lien upon, any capital stock of any subsidiary now or hereafter directly owned by us, to secure any indebtedness without also equally and ratably securing the outstanding debt securities of that series and all other indebtedness entitled to be so secured.

         This restriction does not apply to, or prevent the creation or any extension, renewal or refunding of:


          - any mortgage, pledge, security interest, lien or encumbrance upon any capital stock created at the time we acquire it or within one year after that time to secure the purchase price for the capital stock;


          - any mortgage, pledge, security interest, lien or encumbrance upon any capital stock existing at the time we acquire it, whether or not we assume the secured obligations; or

          - any judgment, levy, execution, attachment or other similar lien arising in connection with court proceedings, provided that:

               (1) the execution or enforcement of the lien is effectively stayed within 30 days after entry of the corresponding judgment, or the corresponding judgment has been discharged within that 30-day period, and the claims secured by the lien are being contested in good faith by appropriate proceedings timely commenced and diligently prosecuted;

               (2) the payment of each lien is covered in full by insurance and the insurance company has not denied or contested coverage thereof; or

               (3) so long as each lien is adequately bonded, any appropriate and duly initiated legal proceedings for the review of the corresponding judgment, decree or order shall not have been fully terminated or the period within which these proceedings may be initiated shall not have expired.


         Unless we otherwise specify in the prospectus supplement for a particular series of debt securities, we may, without securing the debt securities of that series, pledge, mortgage, hypothecate or grant a security interest in, or permit any mortgage, pledge, security interest or other lien, in addition to liens expressly permitted as described in the preceding paragraphs, upon, capital stock of any subsidiary now or hereafter owned by us to secure any indebtedness, which would otherwise be subject to the foregoing restriction, in an aggregate amount which, together with all other such indebtedness, does not exceed 10% of our consolidated net tangible assets. On a pro forma basis for the GPU merger, our consolidated net tangible assets as of June 30, 2001 would have been approximately $25.2 billion.

         For purposes of this covenant, "consolidated net tangible assets" means the amount shown as total assets on our consolidated balance sheet, less (i) intangible assets including, without limitation, such items as goodwill, trademarks, trade names, patents, and unamortized debt expense; (ii) current liabilities; and (iii) appropriate adjustments, if any, related to minority interests. These amounts will be determined in accordance with accounting principles generally accepted in the United States.


         The foregoing limitation does not limit in any manner:


          - our ability to place liens on any of our assets other than the capital stock of subsidiaries that we directly own;


          - our ability to cause the transfer of our assets or those of our subsidiaries, including the capital stock covered by the foregoing restrictions; or


          - the ability of any of our subsidiaries to place liens on any of their assets. (See Section 608.)

CONSOLIDATION, MERGER, CONVEYANCE, SALE OR TRANSFER

         We have agreed not to consolidate with or merge into any other entity or convey, sell or otherwise transfer our properties and assets substantially as an entirety to any entity unless:


          - the successor is an entity organized and existing under the laws of the United States of America or any State or the District of Columbia;

          - the successor expressly assumes by a supplemental indenture the due and punctual payment of the principal of, and premium, if any, and interest, if any, on all the outstanding debt securities under the indenture and the performance of every covenant of the indenture that we would otherwise have to perform or observe; and


          - immediately after giving effect to the transactions, no event of default with respect to any series of debt securities and no event which after notice or lapse of time or both would become an event of default with respect to any series of debt securities, will have occurred and be continuing. (See Section 1101.)

MODIFICATION OF THE INDENTURE

         Under the indenture or any supplemental indenture, our rights and the rights of the holders of debt securities may be changed with the consent of the holders representing a majority in principal amount of the outstanding debt securities of all series affected by the change, voting as one class, provided that the following changes may not be made without the consent of the holders of each outstanding debt security affected thereby:


          - change the fixed date upon which the principal of or the interest on any debt security is due and payable, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an original issue discount security that would be payable upon a declaration of acceleration of the maturity thereof, or change any place of payment where, or the currency in which, any debt security or any premium, if any, or the interest thereon is payable, or impair the right to institute suit for the enforcement of any payment on or after the date such payment is due or, in the case of redemption, on or after the date fixed for such redemption;


          - reduce the stated percentage of debt securities, the consent of the holders of which is required for any modification of the applicable indenture or for waiver by the holders of certain of their rights; or


          -    modify certain provisions of the indenture. (See Section 1202.)

         An "original issue discount security" means any security authenticated and delivered under the indenture which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the maturity thereof.

         The indenture also permits us and the trustee to amend the indenture without the consent of the holders of any debt securities for any of the following purposes:


          - to evidence the assumption by any permitted successor of our covenants in the indenture and in the debt securities;


          - to add to the covenants with which we must comply or to surrender any of our rights or powers under the indenture;


          -    to add additional Events of Default;


          - to change, eliminate, or add any provision to the indenture; provided, however, if the change, elimination, or addition will adversely affect the interests of the holders of debt securities of any series, other than any series the terms of which permit such change, elimination or addition, in any material respect, change, elimination, or addition will become effective only:

               (1) when the consent of the holders of debt securities of the series has been obtained in accordance with the indenture; or

               (2) when no debt securities of the series remain outstanding under the indenture;


          -    to provide collateral security for all of the debt securities;


          - to establish the form or terms of debt securities of any other series as permitted by the indenture;


          - to provide for the authentication and delivery of bearer securities and coupons attached thereto;


          - to evidence and provide for the acceptance of appointment of a successor trustee;


          - to provide for the procedures required for use of a noncertificated system of registration for the debt securities of all or any series;


          - to change any place where principal, premium, if any, and interest shall be payable, debt securities may be surrendered for registration of transfer or exchange and notices to us may be served; or


          - to cure any ambiguity or inconsistency or to make any other provisions with respect to matters and questions arising under the indenture; provided that such action shall not adversely affect the interests of the holders of debt securities of any series in any material respect. (See Section 1201.)

EVENTS OF DEFAULT

         An event of default with respect to any series of debt securities is defined in the indenture as being any one of the following:


          - failure to pay interest on the debt securities of that series for 30 days after payment is due;


          - failure to pay principal of or any premium on the debt securities of that series when due, whether at stated maturity or upon earlier acceleration or redemption;


          - failure to perform other covenants in the indenture for 90 days after we are given written notice from the trustee or the trustee receives written notice from the registered owners of at least 33% in principal amount of the debt securities of that series; however, the trustee or the trustee and the holders of such principal amount of debt securities of that series can agree to an extension of the 90-day period and such an agreement to extend will be automatically deemed to occur if we are diligently pursuing action to correct the default;


          - certain events of bankruptcy, insolvency, reorganization, receivership or liquidation relating to us; and

          - any other event of default included in the supplemental indenture or officer's certificate for that series of debt securities. (See
               Section 801.)

         An event of default regarding a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities.

         We will be required to file with the trustee annually an officers' certificate as to the absence of default in performance of certain covenants in the indenture. (See Section 606.) The indenture provides that the trustee may withhold notice to the holders of the debt securities of any default, except in payment of principal of, or premium, if any, or interest on, the debt securities or in the payment of any sinking fund installment with respect to the debt securities, if the trustee in good faith determines that it is in the interest of the holders of the debt securities to do so. (See Section 902.)

         The indenture provides that, if an event of default with respect to the debt securities of any series occurs and continues, either the trustee or the holders of 33% or more in aggregate principal amount of the debt securities of that series may declare the principal amount of all the debt securities to be due and payable immediately. However, if the event of default is applicable to all outstanding debt securities under the indenture, only the trustee or holders of at least 33% in principal amount of all outstanding debt securities of all series, voting as one class, and not the holders of any one series, may make such a declaration of acceleration.

         At any time after a declaration of acceleration with respect to the debt securities of any series has been made and before a judgment or decree for payment of the money due has been obtained, the event of default giving rise to such declaration of acceleration will be considered waived, and such declaration and its consequences will be considered rescinded and annulled, if:


          - we have paid or deposited with the trustee a sum sufficient to pay:

               (1) all overdue interest, if any, on all debt securities of the series,

               (2) the principal of and premium, if any, on any debt securities of the series which have otherwise become due and interest, if any, that is currently due, including interest on overdue interest, if any, and

               (3)  all amounts due to the trustee under the indenture; and


          - any other event of default with respect to the debt securities of that series has been cured or waived as provided in the indenture.

         There is no automatic acceleration, even in the event of our bankruptcy, insolvency or reorganization. (See Section 802.)

         Subject to the provisions of the indenture relating to the duties of the trustee, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the debt securities, unless the holders shall have offered to the trustee reasonable indemnity. (See Section 903.)

         Subject to the provision for indemnification, the holders of a majority in principal amount of the debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the debt securities of that series. However, if the event of default relates to more than one series of debt securities, only the holders of a majority in aggregate principal amount of all affected series will have the right to give this direction. However, the trustee shall have the right to decline to follow any direction if the trustee shall determine that the action so directed conflicts with any law or the provisions of the indenture or if the trustee shall determine that the action would be prejudicial to holders not taking part in the direction. (See Section 812.)

SATISFACTION AND DISCHARGE

         We will be discharged from our obligations on the debt securities of any series, or any portion of the principal amount of the debt securities of any series, if we

          (1) irrevocably deposit with the Trustee sufficient cash or eligible obligations (or a combination of both) to pay the principal, or portion of principal, interest, any premium and any other sums when due on the debt securities at their maturity, stated maturity date, or redemption; and

          (2)  deliver to the Trustee:

               (a) a company order stating that the money and eligible obligations deposited in accordance with the Indenture shall be held in trust and certain opinions of counsel and of an independent public accountant;

               (b) if such deposit shall have been made prior to the maturity of the debt securities of the series, an officer's certificate stating our intention that, upon delivery of the officer's certificate, our indebtedness in respect of those debt securities, or the portions thereof, will have been satisfied and discharged as contemplated in the Indenture; and

               (c) an opinion of counsel to the effect that, as a result of a change in law or a ruling of the United States Internal Revenue Service, the holders of the debt securities of the series, or portions thereof, will not recognize income, gain or loss for United States federal income tax purposes as a result of the satisfaction and discharge of our indebtedness and will be subject to United States federal income tax on the same amounts, at the same times and in the same manner as if we had not so satisfied and discharged our indebtedness.

For this purpose, "eligible obligations" include direct obligations of, or obligations unconditionally guaranteed by, the United States entitled to the benefit of the full faith and credit thereof and certificates, depositary receipts or other instruments which evidence a direct ownership interest in such obligations or in any specific interest or principal payments due in respect thereof and which do not contain provisions permitting their redemption or other prepayment at the option of the issuer thereof.

In the event that all of the conditions set forth above have been satisfied for any series of debt securities, or portions thereof, except that, for any reason, we have not delivered the officer's certificate and opinion described in clauses
(b) and (c) above, the holders of those debt securities will no longer be entitled to the benefits of certain of our covenants under the indenture, including the covenant described above in "--Limitation on Liens." Our indebtedness in respect of those debt securities, however, will not be deemed to have been satisfied and discharged prior to maturity, and the holders of those debt securities may continue to look to us for payment of the indebtedness represented thereby. (See Section 701.)

The indenture will be deemed satisfied and discharged when no debt securities remain outstanding and when we have paid all other sums payable by us under the indenture. (See Section 702.) All moneys we pay to the trustee or any paying agent on debt securities which remain unclaimed at the end of two years after payments have become due will be paid to us or upon our order. Thereafter, the holder of those debt securities may look only to us for payment and not the trustee or any paying agent. (See Section 603.)


RESIGNATION OR REMOVAL OF TRUSTEE


         The trustee may resign at any time by giving written notice to us specifying the day upon which the resignation is to take effect. The resignation will take effect immediately upon the later of the appointment of a successor trustee and the specified day. (See Section 910.)

         The trustee may be removed at any time by an instrument or concurrent instruments in writing delivered to the trustee and us and signed by the holders, or their attorneys-in-fact, representing at least a majority in principal amount of the then outstanding debt securities. In addition, under certain circumstances, we may remove the trustee upon notice to the holder of each debt security outstanding and the trustee, and appointment of a successor trustee. (See Section 910.)

CONCERNING THE TRUSTEE


         Bank One Trust Company, N.A. is the trustee under the indenture. We and our affiliates maintain other banking relationships in the ordinary course of business with the trustee and its affiliates.


GOVERNING LAW

         The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the law of any other jurisdiction shall be mandatorily applicable.


BOOK-ENTRY, DELIVERY AND FORM

         The debt securities will be issued in the form of one or more fully registered global securities, the "global securities," which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, the "depositary" or "DTC," and registered in the name of Cede & Co., the depositary's nominee. Beneficial interests in the global securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the depositary. Investors may elect to hold interests in the global securities held by the depositary through Clearstream Banking, SOCIETE ANONYME, "Clearstream, Luxembourg," or Euroclear Bank, SOCIETE ANONYME, as operator of the Euroclear System, "Euroclear operator," if they are participants in such systems, or indirectly through organizations which are participants in such systems. Clearstream, Luxembourg and the Euroclear operator will hold interests on behalf of their participants through customers' securities accounts in Clearstream, Luxembourg's and the Euroclear operator's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the depositary. Citibank, N.A. will act as depositary for Clearstream, Luxembourg and The Chase Manhattan Bank will act as depositary for the Euroclear operator, in such capacities, the "U.S. depositaries." Except as set forth below, the global securities may be transferred, in whole and not in part, only to another nominee of the depositary or to a successor of the depositary or its nominee.

         The depositary has advised us as follows: the depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New

York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The depositary holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in those securities through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. The depositary's participants include securities brokers and dealers (including underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depositary. Access to the depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

         According to the depositary, the foregoing information relating to the depositary has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

         Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a bank. Clearstream, Luxembourg holds securities for its customers, "Clearstream, Luxembourg customers," and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg customers through electronic book-entry transfers between their accounts, thereby eliminating the need for physical movement of securities. Clearstream, Luxembourg provides to Clearstream, Luxembourg customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic securities markets in over 30 countries through established depositary and custodial relationships. As a bank, Clearstream Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (COMMISSION DE SURVEILLANCE DU SECTEUR FINANCIER). Clearstream, Luxembourg customers are world-wide financial institutions, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Clearstream, Luxembourg's U.S. customers are limited to securities brokers and dealers and banks. Indirect access to Clearstream, Luxembourg is also available to other institutions such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg customer. Clearstream, Luxembourg has established an electronic bridge with the Euroclear operator to facilitate settlement of trades between Clearstream, Luxembourg and the Euroclear operator.

         Distributions with respect to the debt securities held through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream, Luxembourg.

         The Euroclear operator advises that the Euroclear system was created in 1968 to hold securities for its participants, "Euroclear participants," and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfer of securities and cash. The Euroclear system provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. The Euroclear system is operated by the Euroclear operator, under contract with Euroclear Clearance System S.C., a Belgian cooperative corporation, the "cooperative." All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts maintained with the Euroclear operator, not the cooperative. The cooperative establishes policy for the Euroclear system on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and include the underwriters. Indirect access to the Euroclear system is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

         The Euroclear operator is a Belgian banking corporation which is regulated and examined by the Belgian Banking Commission.

         Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, collectively, the "terms and conditions." The terms and conditions govern transfers to securities and cash within the Euroclear system, withdrawals of securities and cash from the Euroclear system, and receipts of payments with respect to securities in the Euroclear system. All securities in the Euroclear system are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

         Distributions with respect to the debt securities held beneficially through the Euroclear system will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions, to the extent received by the U.S. depositary for Euroclear.

         The Euroclear operator further advises that investors that acquire, hold and transfer interests in the debt securities by book-entry through accounts with the Euroclear operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between their intermediary and each other intermediary, if any, standing between themselves and the registered global securities.

         The Euroclear operator advises as follows: Under Belgian law, investors that are credited with securities on the records of the Euroclear operator have a co-property right in the fungible pool of interests in securities on deposit with the Euroclear operator in an amount equal to the amount of interests in securities credited to their accounts. In the event of the insolvency of the Euroclear operator, Euroclear participants would have a right under Belgian law to the return of the amount and type of interest in securities of that type on the Euroclear operator's records, all participants having an amount of interests in securities of that type credited to their accounts with the Euroclear operator will have the right under Belgian law to the return of their pro-rata share of the amount of interests in securities actually on deposit.

         Under Belgian law, the Euroclear operator is required to pass on the benefits of ownership in any interests in securities on deposit with it (such as dividends, voting rights and other entitlements) to any person credited with those interests in securities on its records.

         Individual certificates in respect of the debt securities will not be issued in exchange for the registered global securities, except in very limited circumstances. If the depositary notifies us that it is unwilling or unable to continue as a clearing system in connection with the registered global securities or ceases to be a clearing agency registered under the Securities Exchange Act, and a successor clearing system is not appointed by us within 90 days after receiving that notice from the depositary or upon becoming aware that the depositary is no longer so registered, we will issue or cause to be issued individual certificates in registered from on registration of transfer of, or in exchange for, book-entry interests in the debt securities represented by the registered global securities upon delivery of the registered global securities for cancellation.

         Title to book-entry interests in the debt securities will pass by book-entry registration of the transfer within the records of Clearstream, Luxembourg, the Euroclear operator or the depositary, as the case may be, in accordance with their respective procedures. Book-entry interest in the debt securities may be transferred within Clearstream, Luxembourg and within the Euroclear system and between Clearstream, Luxembourg and the Euroclear system in accordance with procedures established for these purposes by Clearstream, Luxembourg and the Euroclear operator. Book-entry interest in the debt securities may be transferred within the depositary in accordance with procedures established for this purpose by the depositary. Transfers of book-entry interests in the debt securities among Clearstream, Luxembourg and the Euroclear operator and the depositary may be effected in accordance with procedures established for this purpose by Clearstream, Luxembourg, the Euroclear operator and the depositary.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

         Initial settlement for the registered global securities will be made in immediately available funds. Secondary market trading between the depositary's participants will occur in the ordinary way in accordance with the depositary's rules and will be settled in immediately available funds using the depositary's Same-Day Funds Settlement System. Secondary market trading between Clearstream, Luxembourg customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

         Cross-market transfers between persons holding directly or indirectly through the depositary on the one hand, and directly or indirectly through Clearstream, Luxembourg customers or Euroclear participants, on the other, will be effected through the depositary in accordance with the depositary's rules on behalf of the relevant European international clearing system by its U.S. depositary, however, these cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in the clearing system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering interests in the debt securities to or receiving interest in the debt securities from the depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the depositary. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries.

         Because of time-zone differences, credits of interests in the debt securities received in Clearstream, Luxembourg or the Euroclear system as a result of a transaction with a depositary participant will be made during subsequent securities settlement processing and dated the business day following the depositary settlement date. Credits of interests or any transactions involving interests in the debt securities received in Clearstream, Luxembourg or the Euroclear System as a result of a transaction with a depositary participant and settled during subsequent securities settlement processing will be reported to the relevant Clearstream, Luxembourg customers or Euroclear participants on the business day following the depositary settlement date. Cash received in Clearstream, Luxembourg or the Euroclear system as a result of sales of interests in the debt securities by or through a Clearstream, Luxembourg customer or a Euroclear participant to a depositary participant will be received with value on the depositary settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in the depositary.

         Although the depositary, Clearstream, Luxembourg and the Euroclear operator have agreed to the foregoing procedures in order to facilitate transfers of interests in the notes among participants of the depositary, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform the foregoing procedures and these procedures may be changed or discontinued at any time.


                              PLAN OF DISTRIBUTION

         We may use the following methods to sell the debt securities:


          -    through negotiation with one or more underwriters;


          - through one or more agents or dealers designated from time to time;


          -    directly to purchasers; or


          -    through any combination of the above.

         The distribution of the debt securities may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. A prospectus supplement or a supplement thereto will describe the method of distribution of any series of debt securities.

         If we use any underwriters in the sale of debt securities, we will enter into an underwriting agreement, distribution agreement or similar agreement with the underwriters prior to the time of sale, and the names of the underwriters used in the transaction will be set forth in the prospectus supplement or a supplement thereto relating to the sale. If an underwriting agreement is executed, the debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. Unless we otherwise indicate in the prospectus supplement, the underwriting or purchase agreement will provide that the underwriter or underwriters are obligated to purchase all of the debt securities offered in the prospectus supplement if any are purchased.

         If any debt securities are sold through agents designated by us from time to time, the prospectus supplement or a supplement thereto will name any agent, set forth any commissions payable by us to any agent and the obligations of the agent with respect to the securities. Unless otherwise indicated in the prospectus supplement or a supplement thereto, any agent will be acting on a best efforts basis for the period of its appointment.

         Certain persons participating in an offering of the debt securities may engage in transactions that stabilize, maintain or otherwise affect the price of the debt securities. Specifically, the underwriters, if any, may overallot in connection with the offering, and may bid for, and purchase, the debt securities in the open market.

         No series of debt securities, when first issued, will have an established trading market. Any underwriters or agents to or through whom debt securities are sold by us for public offering and sale may make a market in the debt securities, but underwriters and agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any debt securities.

         In connection with the sale of the debt securities, any purchasers, underwriters or agents may receive compensation from us or from purchasers in the form of concessions or commissions. The underwriters will be, and any agents and any dealers participating in the distribution of the debt securities may be deemed to be, underwriters within the meaning of the Securities Act of 1933. The agreement between us and any purchasers, underwriters or agents will contain reciprocal covenants of indemnity, and will provide for contribution by us in respect of our indemnity obligations, between us and the purchasers, underwriters, or agents against certain liabilities, including liabilities under the Securities Act of 1933.

         Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.


                                  LEGAL MATTERS

         Unless otherwise indicated in the applicable prospectus supplement, Gary D. Benz, Esq., Akron, Ohio, our counsel, and Pillsbury Winthrop LLP, One Battery Park Plaza, New York, NY 10004-1490, our special counsel, will render opinions to any underwriters or agents as to the legality of the debt securities. Certain other legal matters will be passed upon by Thelen Reid & Priest LLP, 40 West 57th Street, New York, NY 10019-4097. Thelen Reid & Priest LLP has in the past represented FirstEnergy and GPU and continues to represent certain FirstEnergy affiliates.

                                     EXPERTS

         The audited consolidated financial statements and related schedule incorporated by reference or included in our Annual Report on Form 10-K/A for the year ended December 31, 2000, incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports dated February 16, 2001 with respect thereto, and are incorporated by reference in this prospectus in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.


         With respect to the unaudited interim consolidated financial information for the quarters ended March 31, 2001 and June 30, 2001, incorporated by reference in this prospectus, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for reviews of that information. However, their separate reports thereon state that they did not audit and they do not express opinions on that interim consolidated financial information. Accordingly, the degree of reliance on their reports on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim consolidated financial information because these reports are not "reports" or "parts" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of that Act.


         The consolidated financial statements included in GPU's Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by PricewaterhouseCoopers LLP, independent public accountants, as indicated in their report dated January 31, 2001, and are incorporated in this prospectus by reference. The audited consolidated financial statements of GPU are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.



                       WHERE YOU CAN FIND MORE INFORMATION

         We are required by the Securities Exchange Act of 1934 to file annual, quarterly and special reports and other information with the SEC. These reports and other information can be inspected and copied at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also read and copy these SEC filings by visiting the SEC's website at http://www.sec.gov or our website at http://www.firstenergycorp.com. Information contained on our website does not constitute part of this prospectus.

         We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information, you should refer to the registration statement.


         The SEC allows us to incorporate by reference information filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. The information included in this prospectus is not complete, and should be read together with the information incorporated by reference. We incorporate by reference in this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until we sell all of the debt securities described in this prospectus; information we file in the future with the SEC will automatically update and supersede this information:


          - FirstEnergy Corp.'s Annual Report on Form 10-K/A for the year ended December 31, 2000.


          - FirstEnergy Corp.'s Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2001.

          - FirstEnergy Corp.'s Current Reports on Form 8-K filed October 18, October 30 and November 7, 2001.


          - GPU, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000.


          - GPU, Inc.'s Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2001.


          - GPU, Inc.'s Current Reports on Form 8-K filed January 22, January 26, March 7, May 8, May 25, June 12, June 15, August 28, September 4, September 28, and October 30, 2001.


         You may also request additional copies of these reports or copies of our SEC filings at no cost by writing or telephoning us at the following address:

                                FirstEnergy Corp.
                              76 South Main Street
                             Akron, Ohio 44308-1890
                         Attention: Corporate Secretary
                                 (330) 384-5100


         You should rely only on the information contained in, or incorporated by reference in, this prospectus and the applicable prospectus supplement. Neither we nor any underwriter, agent or dealer has authorized anyone else to provide you with different information. Neither we nor any underwriter, agent or dealer is making an offer of these debt securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of the prospectus.

                               [FIRSTENERGY LOGO]